UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

(TSE Code: 8306)

Mitsubishi UFJ NICOS Co., Ltd.

Notice Concerning Commencement of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by

Mitsubishi UFJ NICOS Co., Ltd. and Conclusion of Capital and Business Alliance Agreement with Zenhoren Co., Ltd.

Tokyo, February 14, 2025 — Mitsubishi UFJ NICOS Co., Ltd. (Representative Director and President, Norihiko Sumita, ; “Tender Offeror”), a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (Hironori Kamezawa, President & Group CEO), hereby gives notice that it resolved today to acquire the shares of Zenhoren Co., Ltd. (Yukiharu Sako, Representative Director, President, and Executive Officer; TSE Code: 5845; listed on the Standard Market of the Tokyo Stock Exchange, Inc.) through a tender offer under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) and to enter into a capital and business alliance agreement with Zenhoren Co., Ltd. and MUFG Bank Ltd.

Please refer to the press release titled “Notice Concerning Commencement of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by Mitsubishi UFJ NICOS Co., Ltd. and Conclusion of Capital and Business Alliance Agreement with Zenhoren Co., Ltd.” released today by the Tender Offeror for further details.

Outline of the Tender Offeror

Name	Mitsubishi UFJ NICOS Co., Ltd.
Address	3-33-5, Hongo, Bunkyo-ku, Tokyo
Name and Title of Representative	Representative Director and President, Norihiko Sumita
Description of Business	Credit card business
Capital	109,312,493,706 yen (as of February 14, 2025)

These materials are considered to be disclosures by Mitsubishi UFJ Financial Group, Inc. (the parent company of the Tender Offeror) pursuant to the Securities Listing Enforcement Rules, as well as announcements made by Mitsubishi UFJ Financial Group, Inc., in accordance with Article 30, Paragraph 1, Item (4) of the Financial Instruments and Exchange Act Enforcement Order pursuant to a request from the Tender Offeror.

Attachment:

“Notice Concerning Commencement of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by Mitsubishi UFJ NICOS Co., Ltd. and Conclusion of Capital and Business Alliance Agreement with Zenhoren Co., Ltd.” dated February 14, 2025

Mitsubishi UFJ NICOS Co., Ltd.

Notice Concerning Commencement of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by Mitsubishi UFJ NICOS Co., Ltd. and Conclusion of Capital and Business Alliance Agreement with Zenhoren Co., Ltd.

Tokyo, February 14, 2025 — Mitsubishi UFJ NICOS Co., Ltd. (Representative Director and President, Norihiko Sumita ; the “Tender Offeror”) hereby announces that it resolved at its board of directors meeting held today to acquire the common shares (the “Target Company Shares”) of Zenhoren Co., Ltd. (Yukiharu Sako, Representative Director and President), a company listed on the Standard Market of the Tokyo Stock Exchange, Inc. (the “TSE”; TSE Code: 5845) (the “Target Company”) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) (the “Act”) and to enter into a capital and business alliance agreement with the Target Company and MUFG Bank, Ltd. (the “Capital and Business Alliance Agreement”; the capital and business alliance under this agreement is referred to as the “Capital and Business Alliance”), with details as described below.

I.	Purpose of the Tender Offer, etc.

(1)	Outline of the Tender Offer

The Tender Offeror, a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (Hironori Kamezawa, President & Group CEO; “MUFG”; collectively with the Tender Offeror, “Tender Offeror etc.”), which holds 100% of the Tender Offeror’s voting rights, and resolved at its board of directors meeting held today to implement the Tender Offer for the Target Company Shares listed on the Standard Market of the TSE as part of a transaction for the purpose of making the Target Company a consolidated subsidiary of the Tender Offeror (the “Transaction”) and to enter into a Capital and Business Alliance Agreement with the Target Company and MUFG Bank as of today. For details of the Capital and Business Alliance Agreement, please refer to “(A) Capital and Business Alliance Agreement” in “(3) Matters concerning Material Agreements pertaining to the Tender Offer” below. It should be noted that as of today, the Tender Offeror etc. do not own any Target Company Shares. However, Mitsubishi UFJ Factors Limited (“Mitsubishi UFJ Factors”), a sub-subsidiary of MUFG, owns 384,615 Target Company Shares (ownership ratio (Note 1): 1.46%), which are regarded as being indirectly owned by the Tender Offeror etc.

(Note 1)

“Ownership ratio” means the ratio with respect to the aggregate sum (26,289,199) (the “Total Number of Shares Taking into Account Target Company Potential Shares”) of the total number of issued shares of the Target Company as of December 31, 2024 (26,997,800 shares) stated in the “Summary of Non- Consolidated Financial Results (Japanese GAAP) for the Nine Months of the Fiscal Year Ending March 2025” (“Target Summary of Financial Results”) submitted by the Target Company on February 14, 2025, less the number of treasury shares held by the Target Company as of December 31, 2024 (1,079,201 shares), plus the number of Target Company Shares (370,600 shares) to be issued upon the exercise of the stock acquisition rights (the “Stock Acquisition Rights” (Note 2)) (370,600 units) reported by the Target Company as of the same date, rounded to the second decimal place. Hereinafter, unless otherwise specified, ownership ratios are calculated in the same manner.

(Note 2)	A breakdown of the 370,600 Stock Acquisition Rights is as follows.

Stock Acquisition Rights Title	Number	Number of Subject Target Company Shares	Rights Exercise Period
First stock acquisition rights	105,000	105,000	July 1, 2024, to December 31, 2026
Second stock acquisition rights	265,600	265,600	July 1, 2024, to September 30, 2030

The Tender Offeror today entered into tender agreements with AZ-Star No. 3 Toshi Jigyo Yugen Sekinin Kumiai, the Target Company’s largest shareholder (as of December 31, 2024) (shares held: 6,553,800; ownership ratio: 24.93%; “AZ-Star No. 3”) and Investment Z1 Toshi Jigyo Yugen Sekinin Kumiai, the Target Company’s third-largest shareholder (as of December 31, 2024) (shares held: 2,276,726; ownership ratio: 8.66%; “Investment Z1”; AZ-Star No. 3 and Investment Z1 are hereinafter collectively referred to as the “Tendering Shareholders”) (the tender agreements are referred to as the “Tender Agreement (AZ-Star No. 3)” and “Tender Agreement (Investment Z1),” respectively, and are collectively referred to as the “Tender Agreements”) respectively, under which the Tendering Shareholders agree to tender all of the Target Company Shares that they hold (total number of shares held: 8,830,526; ownership ratio: 33.59%; “Tendered Shares”) in the Tender Offer. For details of the Tender Agreement, please refer to “(B) Tender Agreement (AZ-Star No. 3)” and “(C) Tender Agreement (Investment Z1)” in “(3) Matters concerning Material Agreements pertaining to the Tender Offer” below.

Furthermore, the Tender Offeror entered into a share transfer agreement (the “Share Transfer Agreement”; (Note 3)) with the 9th largest shareholder (as of December 31, 2024) and sub-subsidiary of MUFG, Mitsubishi UFJ Factors Limited (Target Company Shares held by Mitsubishi UFJ Factors (shares held: 384,615 shares, ownership ratio: 1.46%) are referred to as the “Shares Not to Be Tendered”), under which the contracting parties agree that (a) none of the Shares Not To Be Tendered will be tendered in the Tender Offer and (b) on a date agreed upon by the Tender Offeror and Mitsubishi UFJ Factors all of the Shares Not To Be Tendered will be transferred by Mitsubishi UFJ Factors to the Tender Offeror (the “Share Transfer”). The specific timing of the Share Transfer is scheduled to occur after a considerable period of time has passed from the date of commencement of settlement of the Tender Offer, but the details have not been decided yet, and will be discussed and considered by the Tender Offeror and Mitsubishi UFJ Factors in the future. It should be noted that for a continuous period of at least one year before the Share Transfer, Mitsubishi UFJ Factors constituted a “related corporation, etc.” specified in Article 6-2, Paragraph 1, Item (6) of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended; the “Enforcement Order”) and Article 2-4, Paragraph 1, Item (3) of the Cabinet Office Order on Disclosure Required for Tender Offer for Share Certificates by Persons Other Than Issuers (Ministry of Finance Order No. 38 of 1990, as amended; the “Cabinet Office Order on Disclosure Required for Tender Offer”); and after successful completion of the Tender Offer, Mitsubishi UFJ Factors together with the Tender Offeror will hold voting rights in excess of one- third of the voting rights of all shareholders of the Target Company. Therefore, the Share Transfer by the Tender Offeror and Mitsubishi UFJ Factors constitutes a “purchase, etc. excluded from application” specified in the proviso to Article 27-2, Paragraph 1 of the Act. For an outline of the Share Transfer Agreement, please refer to “(D) Share Transfer Agreement” in “(3) Matters concerning Material Agreements pertaining to the Tender Offer” below.

(Note 3)

It is agreed in the Share Transfer Agreement that the transfer price for the Target Company Shares to be acquired by Tender Offeror from Mitsubishi UFJ Factors by the Share Transfer shall be the amount equal to the number of Shares Not to Be Tendered (384,615 shares (ownership ratio: 1.46%)) times 1,000 yen. Therefore, the per-share transfer price (the “Share Transfer Price”) for the Shares Not to Be Tendered will be 1,000 yen, the same as the per-share purchase price for Target Company Shares in the Tender Offer (the “Tender Offer Price”) (1,000 yen). The Share Transfer will be conducted outside the Tender Offer procedures and the Share Transfer Price is the same amount as the Tender Offer Price; therefore, it has been determined that there is no violation of the regulation concerning uniformity of the tender offer price (Article 27-2, Paragraph 3 of the Act).

In the Transaction, through acquisition of Tendered Shares from Tendering Shareholders, through participation by minority shareholders, and the Share Transfer, the Tender Offeror intends to possess a majority of the voting rights of the Target Company, taking into account future utilization of treasury shares and exercise of stock acquisition rights, thereby making the Target Company a consolidated subsidiary of the Tender Offeror. It is noted that the Tender Offeror has received an explanation from the Target Company to the effect that while nothing has been decided, there is the possibility of an incentive plan for officers and employees, where treasury shares would be disposed of and granted to officers and employees. In light of the above purpose, the minimum number of shares to be purchased is set at 11,661,185 shares (ownership ratio: 44.36%), which is the number of shares after rounding-up shares less than one unit (12,045,800 shares) at which the Tender Offeror’s voting rights ratio in the number of shares (26,768,400 shares) (“Total Number of Shares After Accounting for Dilution”) representing the sum of the Total Number of Shares Taking into Account Target Company Potential Shares (26,289,199 shares) and the number of treasury shares(479,201 shares) that will be held by the Target Company after a partial cancellation of treasury shares (600,000 shares) to take place on April 11, 2025, subject to the successful completion of the Tender Offer, as decided at the Target Company’s board of directors meeting held today, less the number of shares remaining after subtracting the shares to be acquired by the Tender Offeror through the Share Transfer (384,615 shares) will be 45.00%, which exceeds the 40% threshold for effective control of the decision-making body of the Target Company, as specified in Article 8, Paragraph 4, Item (2) of the Regulations on the Terminology, Forms and Preparation Methods of Financial Statements, and is the level at which it is expected that it will be possible to make the Target Company a consolidated subsidiary by increasing the Tender Offeror’s voting rights ratio following the Transaction to a majority. If the total number of share certificates tendered in the Tender Offer (the “Tendered Share Certificates, Etc.”) is less than the minimum number of shares to be purchased, the Tender Offeror will not purchase any of the Tendered Share Certificates, Etc. As discussed below in “(A) Capital and Business Alliance Agreement” in “(3) Matters concerning Material Agreements pertaining to the Tender Offer”, if, as a result of the Tender Offer, the number of Tendered Share Certificates, Etc. is less than the maximum number of shares to be purchased, the Tender Offeror and the Target Company will discuss and reach agreement on measures necessary for the Tender Offeror to make the Target Company a consolidated subsidiary; and the Target Company will provide maximum cooperation to the extent practicably reasonable to facilitate those measures, but as of the date of submission hereof, the specific method has not been determined.

Meanwhile, given that the Tender Offeror intends to make the Target Company a consolidated subsidiary through the Tender Offer and that the purpose of the Tender Offer is not to delist Target Company Shares; and even if the Tender Offer is successfully completed, both the Tender Offeror and the Target Company intend to maintain the listing of Target Company Shares on the Standard Market of the TSE, in the Tender Offer, from the perspective of lowering the risk of failing to meet the listing standards because of a reduction of shares in circulation, the maximum number of share certificates, etc. to be purchased in the Tender Offer is set at a level that is the minimum necessary to achieve a majority of voting rights at the Target Company following the Transaction, namely, 13,026,385 shares (ownership ratio 49.55%), which is derived by subtracting the number of shares acquired through the Share Transfer (384,615 shares) from the number of shares after rounding-up shares less than one unit (13,411,000 shares) required to reach 50.10% of the voting rights based on the Total Number of Shares After Accounting for Dilution (26,768,400 shares). As a result, if the total number of Tendered Share Certificates, Etc. exceeds the maximum number of share certificates, etc. to be purchased (13,026,385 shares), the Tender Offeror will not purchase all or part of the excess shares; and acceptance of delivery of share certificates, etc. and other settlement procedures for the purchase, etc. will be performed using the proportional allocation method specified in Article 27-13, Paragraph 5 of the Act and Article 32 of the Cabinet Office Order on Disclosure Required for Tender Offer. In this case, it is possible that Tendering Shareholders will continue to hold a portion of the Tendered Shares even after the Tender Offer, but regarding the handling of Target Company Shares that could not be sold, as of the date of submission hereof, the handling has not been determined and there are no agreements between the Tender Offeror and prospective Tendering Shareholders.

According to the “Notice Concerning Expression of an Opinion in Favor of Tender Offer for Company Shares by Mitsubishi UFJ NICOS Co., Ltd. and Neutral Opinion on Tendering Shares and Conclusion of Capital and Business Alliance Agreement with Such Company and MUFG Bank” released by the Target Company today (the “Target Company’s Press Release”), at its board of directors meeting held today, the Target Company expressed an opinion in favor of the Tender Offer and resolved that, since the listing of Target Company Shares is expected to be maintained after successful completion of the Tender Offer, the decision of whether to tender shares in the Tender Offer shall be left to the discretion of the Target Company’s shareholders.

For details of the decision-making process of the Target Company, please refer to the Target Company’s Press Release and “(B) Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer, and Management Policy After the Tender Offer” below.

(2)	Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer, and Management Policy After the Tender Offer

(A)	Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer

As of today, MUFG holds all of the issued shares of the Tender Offeror. MUFG was incorporated in April 2001 as Mitsubishi Tokyo Financial Group, Inc. through a share transfer between The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, and Nippon Trust Bank, Ltd.; and its shares were listed on the First Section of the TSE. Also in April 2001, The Sanwa Bank, Ltd., The Tokai Bank, Ltd., and The Toyo Trust and Banking Co., Ltd. established UFJ Holdings, Inc. through a share transfer and listed its shares on the First Section of the TSE. Subsequently in October 2005, Mitsubishi Tokyo Financial Group, Inc. merged with UFJ Holdings, Inc., changed its trade name to Mitsubishi UFJ Financial Group, Inc., and listed its shares on the First Section of the Nagoya Stock Exchange, Inc. (the “NSE”). As a result of an April 2022 revision to the market segments of the TSE and the NSE, as of today, the shares of Mitsubishi UFJ Financial Group, Inc. are listed on the Prime Market of the TSE and the Premier Market of the NSE.

The Tender Offeror was established as Japan Credit Sales K.K. in June 1951, was listed on the Second Section of the TSE in October 1961, was renamed Nippon Shinpan K.K. in May 1966, and was assigned to the First Section of the TSE in February 1970. K.K. Million Card Service, which was established in 1968, and K.K. Financial One Card, originally founded as K.K. Sanwa Card Service in 1983 and renamed in 2000, merged in 2002 to form K.K. UFJ Card. In October 2005, Nippon Shinpan K.K. and K.K. UFJ Card merged to form UFJ NICOS K.K. In October 2006, this company merged with Kyodo Credit Service K.K., which was established in 1983. In April 2007, the company merged with DC Card K.K., which was originally established as Diamond Credit K.K. in 1967 and was renamed to DC Card K.K. in 1989, and the company name was changed to the current Mitsubishi UFJ NICOS Co., Ltd. Subsequently, the company was delisted from the First Section of the TSE in July 2008 and became a wholly-owned subsidiary of MUFG in October 2017.

The MUFG group, which includes the Tender Offeror, comprises 340 consolidated subsidiaries and 56 equity- method affiliates (as of September 30, 2024; the “MUFG Group”), and is engaged in banking and other financial services (including leasing). The Tender Offeror Group comprises two consolidated subsidiaries and four equity- method affiliates as credit card and money-lending businesses, engages primarily in the issuance of credit cards to individuals and companies, the introduction of settlement systems to member stores, the provision of card issuance services to financial institutions etc., as well as card cashing.

Meanwhile, the Target Company was established in November 2001 for the purpose of operating a rent liability guarantee business. Since then, as described below, the Target Company has developed services to bolster its credit, such as the introduction of an approximate estimate payment method, and through activities that meet the various needs of customers, the Target Company has expanded its rent liability guarantee business. The Target Company also listed its shares on the Standard Market of the TSE in October 2023 and is committed to operating its rent liability guarantee business, primarily for rental housing, in ways that align with its corporate philosophy of “Quality for the Future: To New Value and a New Tomorrow.”

The rent liability guarantee business refers to services that guarantee payment of rent, etc. to a landlord (“Rent Liability Guarantee Services”). Specifically, if a tenant fails to pay rent, etc., the Target Company will pay an amount equivalent to such rent, etc. to the landlord on behalf of the tenant and later collect from the tenant such rent that it paid on the tenant’s behalf. In the past, a parent, child or other members of the tenant’s family typically served as the tenant’s joint and several guarantors required when signing a lease agreement for rental housing. However, as family relationships have weakened and tenants have aged in recent years, and with the new requirement under the April 2020 amendment to the Civil Code setting a maximum amount in a contract for revolving guarantee by an individual, it has become increasingly difficult to secure joint and several guarantors. It is to address this social issue that the Target Company operates the business of providing the Rent Liability Guarantee Services. The Target Company believes that upon receiving entrustment from a tenant, it serves as the tenant’s joint and several guarantors for rent payments and supplements the tenant’s creditworthiness, making the rental market environment more seamless and promoting the expansion of the market. The way the Rent Liability Guarantee Services are provided to tenants and landlords is that, in conjunction with the execution of a lease agreement for housing, the Target Company executes a lease guarantee entrustment agreement with the tenant and a lease guarantee agreement with the landlord. Therefore, the Target Company first enters into a guarantee service agreement with a real estate management company or real estate brokerage company that performs administrative work for leases (a service agreement relating to administrative work for the execution of a lease guarantee entrustment agreement, etc.); and through these companies (“Cooperating Companies”), the Target Company’s Rent Liability Guarantee Services are provided to tenants and landlords. The Target Company has actively engaged in sales activities targeting Cooperating Companies through its headquarters and sales offices primarily located in major cities across the country (19 locations at present). During the course of such work, the Target Company developed services that bolster its credit, such as the introduction of the approximate estimate payment method; and through activities that meet the various needs of customers, the Target Company has built a network of 53,615 Cooperating Companies (as of the end of December 2024).

Regarding the business environment surrounding the Target Company, in the rental real estate market, despite a significant declining trend in Japan’s population, the number of single-person households (especially the elderly) and the number of foreign worker households are increasing; additionally, the average rent is on the rise. Furthermore, all these and other factors are expected to lead to a gradual expansion of the market. On the other hand, competition in the rent liability guarantee industry continues to intensify; and given this situation, tenants, landlords and real estate companies are expected to become more selective about choosing rent liability guarantee service providers going forward. To ensure continued success in this business environment, the Target Company seeks to overcome challenges such as smoothly providing guarantee for persons requiring special assistance in securing housing and adopting the digitization of society, thereby increasing the number of contracts, raising unit prices, achieving advanced liability management and enhancing operational efficiency to improve profitability; and the Target Company believes that, through these efforts, it needs to solidify its presence in the rent liability guarantee industry.

Based on such recognition of the environment and with the aim of improving its corporate value further, the Target Company unveiled a medium-term management plan for the three years from the fiscal year ending March 2025 to the fiscal year ending March 2027 (the “Target Company Medium-Term Management Plan”) on May 15, 2024. The Target Company is working toward implementing the following outlined in the Target Company Medium-Term Management Plan: (i) strategies for the residential rent liability guarantee business, including strengthening alliances with regional banks and implementing measures that chiefly target the elderly; (ii) strategies for advancing and expanding into promising markets, such as commercial rent liability guarantees and tuition guarantees; and (iii) digital transformation strategies for improving internal operational processes, achieving greater efficiencies through digitalization, labor savings, and expansion of customer touch points through utilization of digital transformation. Under these strategies, the Target Company strives to expand its operations and aims in the fiscal year ending March 2027 to generate 30 billion yen in sales and 3 billion yen in recurring profit, as well as achieve market capitalization of 30 billion yen.

Meanwhile, the MUFG Group has set as its purpose “becoming a force that supports customers’ lives” in its retail business; and as a group, it provides various financial and payment services including bank deposits, loans, and credit cards to approximately 57 million individual customers. In conjunction with organizational restructuring under the new medium-term management plan that was formulated at the end of fiscal year 2023, which was the final year of the previous medium-term management plan, and started in fiscal year 2024, the group established the Retail & Digital Business Headquarters, which oversees domestic retail and SME (Note 1) operations. One of the group’s key strategies is to strengthen its domestic retail customer base; and through service enhancement, expansion of customer touch points through cross-selling, and evolution of the customer experience, the group seeks to maximize each customer’s lifetime value (LTV) while further expanding its customer base.

(Note 1)	“SME” is an abbreviation of “Small and Medium-sized Enterprises”.

Under these circumstances, on May 17, 2024, when the Tender Offeror visited the Target Company based on an existing transactional relationship with the Target Company (acquiring transactions relating to rent payment using credit cards and issuing transactions relating to corporate cards), the Tender Offeror had an exchange of opinions regarding how the MUFG Group and the Tender Offeror had room to consider business expansion through the rent liability guarantee business as part of its measures to strengthen its retail strategy, the possibility of the Target Company joining a financial group that was looking to strengthen its credit card settlement business, and the potential sale of the equity held by the investment limited partnerships that are the Shareholders Agreeing to Tender, and the Tender Offeror and the Target Company made confirmation on that day that future business concepts matched. After that, until mid-June 2024, the Tender Offeror etc. repeatedly gave consideration to the expected competitive advantages that the Target Company would have and the possibilities for business expansion for the MUFG Group and the Tender Offeror if they built a capital relationship with the Target Company. Specifically, the Tender Offeror etc. reached the conclusion that building a capital relationship with the Target Company would enable payment by credit cards issued or provided by the Tender Offeror to be incorporated into the Rent Liability Guarantee Services provided by the Target Company, leading to a competitive edge for the Target Company over other companies in the industry operating a business based on services with similar merchantability and thus contributing to maintenance and expansion of the Target Company’s market share; at the same time, enhancement of the services provided in the credit card business handled by the Tender Offeror and cross-selling the credit cards provided by the Tender Offeror to customers of the Target Company would expand customer touch points and promote the evolution of the customer experience for both the MUFG Group and the Tender Offeror, thereby leading to expansion of the customer base in the domestic retail business and increases in LTV. In addition, it was decided in mid-June that building a capital relationship with the Target Company would result in the profits of the Target Company being included in the consolidated figures, contributing to improvement of the ROE of the MUFG Group, and by seeking collaboration with the Target Company, the synergy effects of (i) utilization of the customer base of the MUFG Group, (ii) use of the MUFG Group credit, (iii) improvement of product appeal and expansion of customer touch points through cross-selling, and (iv) cost reduction through operational efficiency described below, would be generated and the corporate value on both sides would be enhanced. After that, on June 21, 2024, Tender Offeror etc. had an interview with the Target Company at which it conveyed the above thinking to the Target Company, confirmed the Target Company’s intentions regarding shareholding ratios and its expectations for a business alliance that leveraged the MUFG customer base, and thus implemented discussions regarding the capital and business alliance.

Based on the above discussions, in order to consider the specific methods, terms and conditions, and the like for making the Target Company a consolidated subsidiary as well as the specific policies and details of a business alliance, in early August 2024, the Tender Offeror etc. engaged Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) as a financial advisor and third-party appraiser; Nishimura & Asahi (Gaikokuho Kyodo Jigyo) (“Nishimura & Asahi”) as a legal advisor; and EY Strategy and Consulting Co., Ltd. and Ernst & Young Tax Co. as accounting and tax advisors, each independent from the Tender Offeror, the Target Company, Tendering Shareholders, and Mitsubishi UFJ Factors. Later, on September 6, 2024, the Tender Offeror etc. received a communication from the Target Company that stated that it had decided to conduct a bidding process (the “Process”) for the purpose of selection of a strategic partner to achieve further growth; the communication also invited the Tender Offeror etc. to participate in the Process and, because the Target Company had determined that from the perspective of enhancing its corporate value it was desirable to maintain its listing and maintain the management structure of an independent listed company, requested a proposal for a transaction on the assumption of a capital alliance with the Target Company where the number of shares to be acquired was capped at a majority of its issued shares. For an overview of the consideration process of the Tender Offeror, in which, in the Process came to assume the maintenance of the listing, please refer to “(i) Background of establishment of a system for consideration” in “(B) Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” below.

Believing that the Transaction was in line with the MUFG Group’s strategy set forth in its medium-term management plan that started in fiscal year 2024 in that it would lead to an expanded domestic retail base and improved LTV, and that the Target Company could achieve further business growth through the generation of synergy effects with the MUFG Group, the Tender Offeror etc. decided in early September 2024 to participate in the Process.

While receiving appropriate advice from Mitsubishi UFJ Morgan Stanley Securities and Nishimura & Asahi, the Tender Offeror etc. gave consideration to the submission of a first-stage letter of intent based on the Target Company’s medium-term management plan for the three years from the fiscal year ending March 2025 to the fiscal year ending March 2027; and on October 4, 2024, the Tender Offeror etc. submitted a first-stage letter of intent (the “First Stage Letter of Intent”) concerning implementation of the Transaction, having a desired structure where the Target Company is made a consolidated subsidiary through a tender offer with an upper purchase limit for the shares issued by the Target Company and a tender offer price per Target Company share at around the 1,000 yen level. On October 10, 2024, the Tender Offeror etc. received questions concerning synergies in general, the transaction structure, economic conditions, assumed conditions of the Transaction, and other matters from the Special Committee (defined in “(B) Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” below) in response to the First Stage Letters of Intent. In consideration of those questions, on October 15, 2024, the Tender Offeror etc. provided detailed explanations regarding the content of the First Stage Letter of Intent as well as the envisioned synergies.

The Tender Offeror etc. believes that by making the Target Company a consolidated subsidiary of the Tender Offeror, it can achieve the following synergies: The Tender Offeror also considered the dis-synergies expected from the Target Company becoming a member of the MUFG Group, and if the Target Company becomes a member of the MUFG Group, it would generally be thought that there might be an impact on transactions with Cooperating Companies and regional banks with close ties to other bank groups, but believes that the selection of a guarantee company by Cooperating Companies is carried out on the basis of such factors as merchantability, transaction terms, and transaction track record and thus that no negative impact on the Target Company, such as reduction or worsening of business partners, is expected.

(i)	Leveraging MUFG Group’s customer base

The Tender Offeror believes that referring the Target Company to those MUFG Group business partners with which the Target Company wishes to have a business collaboration (asset management and property management companies, funds, REITS, regional banks, etc.) will enable an expansion of the customer base and an increase in the number of contracting partners for the Rent Liability Guarantee Services using MUFG Group networks, contributing to improvement of the Target Company’s profitability.

(ii)	Utilizing MUFG Group credit

The Tender Offeror believes that by utilizing MUFG Group credit (“we are MUFG (a member of MUFG)”), the Target Company can expect further enhancement of its corporate image and reputation and that expansion of the Target Company’s customer base can be achieved.

(iii)	Increased product strength and expanded customer touch points through cross-selling

The Tender Offeror believes that by utilizing payment by credit cards issued and provided by the Tender Offeror and the diverse settlement methods provided by MUFG Bank and Mitsubishi UFJ Factors, which are part of the MUFG Group, in the Rent Liability Guarantee Services provided by the Target Company it will be possible for the Target Company to provide convenient and beneficial services to users of the Rent Liability Guarantee Services and increase the strength of its products. The Tender Offeror further believes that the MUFG Group will be able to expand its customer touch points through cross-selling of the Target Company’s Rent Liability Guarantee Services and the Tender Offeror’s own services with a focus on credit cards, as well as a corresponding increase in opportunities to capture new accounts and expanded opportunities to provide settlement solution services to Cooperating Companies.

(iv)	Cost reduction through higher business efficiency

The Target Company has transactions with a large number of individual customers, and thus a tremendous amount of work in terms of contract administration, customer management administration, phone-calling, and other administrative operations, and for this reason is moving forward with measures for greater efficiency in administrative operations. The Tender Offeror believes that by sharing its knowledge and know-how regarding contract document management and other back office operations with the Target Company, it will be possible to achieve cost reductions through more efficient administrative operations through reduction in work hours by Target Company employees, thereby contributing to improvement of the Target Company’s profitability.

Later, on October 23, 2024, the Tender Offeror etc. received notice from the Target Company that for the reasons that from the perspective of enhancing the corporate value of the Target Company, the proposal of the Tender Offeror etc. was superior in terms of the specificity and feasibility of the measures, presented a specific Tender Offer Price at around 1,000 yen and so was superior in terms of the premium level, and, by being flexible about the minimum number of shares for purchase, had a structure with a strong possibility of success, it had successfully passed the Process and had been granted preferential negotiating rights, and the Tender Offeror commenced due diligence. Specifically, from late October to late December 2024, the Tender Offeror etc. confirmed the Target Company’s business outline and business environment at due diligence of the Target Company concerning business, finance, tax, IT, legal, and other matters and a meeting with the Target Company’s management on November 25, 2024. In addition, starting from early November, in parallel with the due diligence, the Tender Offeror etc. consulted with the Target Company regarding the terms of the Tender Offer and the Capital and Business Alliance. Specifically, on November 6, 2024, the Tender Offeror etc. held interviews with the Target Company regarding the specifics of the business collaboration and the advantages from collaboration and confirmed the understanding on both sides; and it then moved ahead with consultations with the Target Company based on the Capital and Business Alliance Agreement regarding the purpose of the Transaction, the specifics of the business alliance, the advantages from collaboration, the Target Company’s managerial policy and managerial structure after the Transaction, the minimum and maximum number of shares for purchase, the purchase period, and other terms of the Tender Offer and Capital and Business Alliance. As a result of the due diligence and such consultations, the Tender Offeror re-confirmed that deepening, and enjoying the benefits of, collaboration with the Target Company would contribute to the further growth and development of both the Tender Offeror and the Target Company and to the enhancement of their corporate value; consequently, on January 10, 2025, the Tender Offeror etc. provided written notice to the Target Company of its intention to conduct the Tender Offer and the terms and conditions of the Tender Offer including the Tender Offer Price, stating that (i) the Tender Offeror would implement a tender offer with an upper purchase limit with the objective of making the Target Company a consolidated subsidiary, targeting shares issued by the Target Company; (ii) the Tender Offer Price would be set at 1,000 yen (representing a premium of 38.70% (rounded to the second decimal place; the same applies hereinafter with respect to the calculations for premium rates on shares (%)) on 721 yen, the closing price of Target Company Shares on the Standard Market of the TSE on January 9, 2025, the business day immediately preceding the submission date; a premium of 46.63% on 682 yen, the simple average closing price (rounded to the nearest whole number; the same applies hereinafter with respect to the calculations for simple average closing prices) of Target Company Shares for the most recent one-month period; a premium of 45.56% on 687 yen, the simple average closing price of the Target Company Shares for the most recent three-month period; and a premium of 42.65% on 701 yen, the simple average closing price of the Target Company Shares for the most recent six-month period); (iii) the maximum number of shares to be purchased in the Tender Offer was 13,026,385 shares (ownership ratio: 49.55%) and the minimum number of shares to be purchased was 11,661,185 shares (ownership ratio: 44.36%); and (iv) the announcement date would be Friday, February 14, 2025, the offer period would be from Monday, February 17 until Thursday, April 3, 2025, and the date of commencement of settlement would be Thursday, April 10. For the outcome of discussions on the terms and conditions of the Capital and Business Alliance Agreement, please refer to “(A) Capital and Business Alliance Agreement” in “(3) Matters concerning Material Agreements pertaining to the Tender Offer” below

Furthermore, on January 14, 2025, the Tender Offeror proposed (i) a Tender Offer Price of 1,000 yen and (ii) a maximum number of shares to be purchased in the Tender Offer of 13,026,385 shares (ownership ratio: 49.55%) and a minimum number of shares to be purchased of 11,661,185 shares (ownership ratio: 44.36%) to Tendering Shareholders. In response, on January 31, 2025, the Tender Offeror received a response from Tendering Shareholders to the effect that they accepted such terms, and the Tender Agreements were concluded today. It should be noted that according to Tendering Shareholders, regarding the case where in the Tender Offer the total number of tendered shares exceeds the maximum number of share certificates, etc. to be purchased and as a result of a pro rata allocation, Tendering Shareholders have remaining shares, the policy on the handling of those remaining shares is undetermined as of today.

Later, on January 31, 2025, the Tender Offeror etc. informed the Target Company that they had reached an agreement with Tendering Shareholders to set the Tender Offer Price at 1,000 yen. In response to this, on February 3, 2025, the Tender Offeror etc. was informed by the Special Committee that while the Tender Offer Price of 1,000 yen agreed to with the Tendering Shareholders did indicate a certain amount of consideration for the interests of the Target Company’s minority shareholders, tendering by minority shareholders was necessary for the Tender Offer to succeed; and from the perspective that it would be desirable to provide a more attractive opportunity for the Target Company’s minority shareholders to sell their shares, the Special Committee requested that the Tender Offeror etc. raise the Tender Offer Price to 1,050 yen. In response to this, on February 6, 2025, the Tender Offeror etc. replied that the Tender Offer Price of 1,000 yen proposed on January 31, 2025, was based on the intrinsic value of the Target Company taking into account the results of due diligence, was determined by comprehensively considering the future effects of the capital and business alliance, and was the maximum price that the Tender Offeror etc. could offer, and they could not go above 1,000 yen. On February 10, 2025, the Tender Offeror etc. received a response from the Special Committee that, because it was found that a certain consideration was paid to the interests of the Target Company’s minority shareholders, it was accepting the Tender Offer Price.

In light of the above discussions and negotiations, the Tender Offeror resolved at an extraordinary board of directors meeting held today (i) to implement the Tender Offer with a Tender Offer Price of 1,000 yen (for details of the Tender Offer Price, please refer to “(A) Basis of Valuation” and “(B) Background of Valuation” in “(4) Basis of Valuation, etc. regarding the Price of the Tender Offer” in “II. Outline of the Tender Offer” below), (ii) to conclude a Capital and Business Alliance Agreement with the Target Company, and (iii) to conclude a Tender Agreement with Tendering Shareholders. For an outline of the Capital and Business Alliance Agreement and Tender Agreement, please refer to “(3) Matters concerning Material Agreements pertaining to the Tender Offer” below.

(B)	Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer

(i)	Background of establishment of a system for consideration

In light of the management environment and its awareness of the market environment described in “(A) Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer” above, in the course of discussing the possibilities for business expansion if the Target Company built a capital relation with the Tender Offeror, the Target Company was aware of the need for non-organic growth through a capital and business alliance with another company, including a transaction for making the Target Company a consolidated subsidiary, the Target Company has for some time considered the type of capital policy it should have in order to achieve further enhancement of the Target Company’s corporate value from a medium- to long-term perspective (the capital policy for the Target Company that includes the Transaction is referred to as the “Capital Policy”).

Starting from mid-May to late May 2024, the Target Company had an exchange of opinions regarding future business concepts and strategies with multiple operating companies belonging to the MUFG Group, including the Tender Offeror; among these, on May 17, 2024, when the Tender Offeror visited the Target Company based on an existing transactional relationship with the Tender Offeror (acquiring transactions relating to rent payment using credit cards and issuing transactions relating to corporate cards) the Target Company and the Tender Offeror had an exchange of opinions regarding how the MUFG Group and the Tender Offeror had room to consider business expansion through the rent liability guarantee business as part of its measures to strengthen its retail strategy, the possibility of the Target Company joining a financial group that was looking to strengthen its credit card settlement business, and the potential sale of the equity held by the investment limited partnerships that are the Shareholders Agreeing to Tender, and the Tender Offeror and the Target Company made confirmation on that day that future business concepts matched. Because the rent liability guarantee business that the Target Company was operating was a relatively new field, with only approximately twenty years having passed since its establishment as a business, and there was only a limited number of people with managerial know-how, etc. in the field, for that reason rapid and flexible decision-making by a management team having such know-how, etc. was essential; further, by developing a brand strength commensurate with that of a listed company and establishing a Cooperating Company network of 53,615 locations (as of the end of December 2024), the Target Company has brought about the strong results it currently enjoys. In light of the foregoing in late May 2024, the Target Company came to think that respecting the current corporate culture and managerial autonomy of the Target Company would be effective for maximizing its corporate value, and that it was appropriate to consider a Capital Policy with a focus on the Target Company becoming a consolidated subsidiary while remaining a listed company.

The Target Company, believing that the Tender Offeror had a strong relevance to the Target Company’s business, on June 21, 2024, held a meeting with the Tender Offeror, which MUFG also attended, where they confirmed the Target Company’s thoughts about equity ratios and expectations about a business alliance that utilized MUFG’s customer base, and otherwise discussed a capital and business alliance.

Subsequently, thinking that to achieve a capital and business alliance with the Tender Offeror, it was necessary to obtain the agreement of the Target Company’s largest shareholder and other major shareholders, namely, the Tendering Shareholders, on June 28, 2024, the Target Company reported to the Tendering Shareholders that it had commenced discussions relating to Capital Policy with the Tender Offeror etc. and reported the course of events leading up to that; and on that same day, the Target Company then received a communication from the Tendering Shareholders to the effect that they were willing to sell all of the Target Company Shares that they held and that it was their wish that the sale be realized quickly, under as favorable conditions as possible, after a fair sale process involving multiple buyer candidates.

In response to this, the Target Company seriously considered realization of a Capital Policy where through changes in its capital composition it could achieve further enhancement of its corporate value over the medium-to-long term, and determined that it would be appropriate to search, in addition to the Tender Offeror etc., for candidates for the role of partner in the Capital Policy in order to maximize the corporate value of the Target Company (“Partner”), to gather from Partner candidates materials, for example, where it could make comparisons from the perspective of enhancement of the Target Company’s corporate value and proposed price, and thus implement a bidding process (the Process) for selection of a Partner.

Then, on July 12, 2024, from the perspective of enhancement of the Target Company’s corporate value and securing the common interests of shareholders, and in light of its nature as a rent liability guarantee business, the Target Company selected one other operating company other than the Tender Offeror etc. as a Partner candidate that could enhance the corporate value of the Target Company, and had initial discussions with that company about considering a capital and business alliance that included making the Target Company a consolidated subsidiary (the Partner candidate that had the initial discussions and the Tender Offeror etc. are referred to collectively as “Partner Candidates”). In parallel with such initial discussions, on July 5, 2024, the Target Company asked the Tendering Shareholders to recommend if they knew of any candidates who would be an appropriate Partner. On October 7, 2024, the Target Company received a communication from the Tendering Shareholders to the effect that they would not select their own Partner Candidate.

Also, when the Target Company considered commencing the Process, it thought that it was necessary to receive advice from both a financial perspective and a legal perspective; thus, starting from mid-June 2024, it started consultations with Kabushiki Kaisha WithCore (“WithCore”) and Mori Hamada & Matsumoto (currently Mori Hamada & Matsumoto Gaikokuho Kyodo Jigyo; hereinafter referred to as “Mori Hamada & Matsumoto”).

Furthermore, although the Capital Policy did not fall under an acquisition by a controlling shareholder, Tendering Shareholders had indicated their wish to sell their Target Company Shares quickly; accordingly, if a Partner Candidate implemented a tender offer in the course of executing the Capital Policy, there was the possibility that the Partner Candidate would enter into agreements with Tendering Shareholders that included provisions for tendering their Target Company Shares in such tender offer; and because there was the possibility that the interests of Tendering Shareholders and the Target Company’s general shareholders would not necessarily align, from the perspectives of eliminating arbitrariness in its decision-making regarding the Capital Policy that included the Transaction and Process and enhancing corporate value and protecting the interests of general shareholders, the Target Company began establishing a framework for consideration and negotiation regarding the Capital Policy that included the Transaction, including consideration of the merits and demerits of the Transaction, appropriateness of the terms and conditions of the Transaction, and fairness of the procedures, including the Process, from a standpoint independent from the Partner Candidates, Tendering Shareholders, and the Target Company, and the success or failure of the Transaction. Specifically, as discussed in “(D) Establishment by the Target Company of an Independent Special Committee and Procurement of a Written Report from the Committee” in “(4) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest” below, in light of advice from Mori Hamada & Matsumoto, the Target Company made preparations for establishing the Target Company’s special committee (the “Special Committee”) and, by resolution of the Target Company’s board of directors at a meeting held on August 27, 2024, established the Special Committee comprising three members who are independent from the Partner Candidates , Tendering Shareholders, and the Target Company (Mr. Taku Matsumoto, the Target Company’s independent outside Audit & Supervisory Board Member; Mr. Takashi Suga, the Target Company’s independent outside Director; and outside expert Ms. Eri Sugiyama (partner at Habataki Law Office, outside Audit & Supervisory Board Member of ShinMaywa Industries, Ltd., professor of legal practice at Kobe University Graduate School of Law, outside Executive Director of Linical Co., Ltd., and outside Audit & Supervisory Board Member of ROHTO Pharmaceutical Co., Ltd.), who has expert knowledge as an attorney and has experience in financial administration, and has expert knowledge regarding the merits and demerits of the Transaction, the appropriateness of the terms and conditions of the Transaction, and the fairness of the procedures including the Process, from the standpoint of enhancing the corporate value of the Target Company and protecting the interests of general shareholders). The Target Company sought the advice of the Special Committee concerning (i) the appropriateness and reasonableness of the objectives of the Capital Policy (including whether the Capital Policy will contribute to enhancement of the corporate value of the Target Company), (ii) the fairness and appropriateness of procedures relating to the Capital Policy including the Process, (iii) the fairness and appropriateness of the conditions of the Capital Policy, (iv) (assuming that a tender offer is conducted as part of the Capital Policy) whether it is appropriate for the Target Company’s board of directors to express an opinion in favor of such tender offer and to recommend that shareholders tender their shares in such tender offer, and (v) in light of the results of (i) to (iv), whether a decision by the Target Company’s board of directors to implement the Capital Policy would be disadvantageous to the Target Company’s general shareholders (collectively, the “Consultation Matters”) (for information regarding the composition of the Special Committee and details of its specific activities, please refer to “(D) Establishment by the Target Company of an Independent Special Committee and Procurement of a Written Report from the Committee” in “(4) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest” below).

Furthermore, in establishing the Special Committee, the Target Company has resolved that (i) the decisions of the Target Company’s board of directors regarding implementation of the Capital Policy including whether to support the tender offer will be made with the utmost respect for the determination made by the Special Committee, (ii) if the Special Committee determines that implementation of the Capital Policy or the transaction terms and conditions are not appropriate, the Target Company’s board of directors will not approve the Transaction. In addition, the Target Company’s board of directors has resolved that the Target Company will authorize the Special Committee to: (i) participate substantively in the course of negotiations between the Target Company and Partner Candidates (including, when necessary, providing instructions or making requests in relation to policies on negotiating with Partner Candidates and negotiating directly with Partner); (ii) if necessary, appoint its own financial advisor and legal advisor when considering and making decisions concerning the Capital Policy (in such case, expenses will be borne by the Target Company) and nominate or approve the Target Company’s financial advisor and legal advisor (including subsequent approval); and (iii) if required, obtain necessary information from the Target Company’s officers and employees or other parties that the Special Committee deems necessary to consider and make decisions concerning the Capital Policy (the “Authorized Matters”).

At the Target Company’s board of directors meeting held on August 27, 2024, the Target Company appointed WithCore as its financial advisor independent from the Partner Candidates, Tendering Shareholders, and the Target Company; Mori Hamada & Matsumoto as its legal advisor independent from the Partner Candidates, Tendering Shareholders, and the Target Company; and AGS Consulting Co., Ltd. (“AGS Consulting”) as its financial advisor and third-party appraiser independent from the Partner Candidates, Tendering Shareholders, and the Target Company. At a meeting held on the same day, the Special Committee confirmed that WithCore, AGS Consulting and Mori Hamada & Matsumoto posed no issues in terms of their independence from Partner Candidates, Tendering Shareholders, and the Target Company or their expertise, track record, and the like and approved their appointment as Target Company’s financial advisor, financial advisor and third-party appraiser, and legal advisor, respectively. Furthermore, as stated in “(E) Establishment of an Independent Review System in the Target Company” in “(4) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest” below, the Special Committee confirmed from the perspectives of independence and fairness that there were no issues concerning the framework for considering, negotiating, and making decisions regarding the Transaction (including the scope and duties of officers and employees of the Target Company who will be involved in consideration, negotiation, and decision on the Transaction) within the Special Committee for considering, negotiating, and making decisions relating to the Transaction from a standpoint independent from the Partner Candidates, and Tendering Shareholders and approved their appointments.

(ii)	Course of consideration and negotiations

Based on the above developments, on September 6, 2024, the Target Company invited the Partner Candidates to participate in the Process as a bid procedure for the purpose of selecting a Partner, requested submission of letters of intent including, on the assumption that the Target Company would remain a listed company, statements of the objectives of the Transaction, the transaction structure, the Target Company’s management policies after the Transaction, the desired per-share acquisition price for Target Company Shares, and other details, and commenced the Process.

On October 4, 2024, the Target Company received letters of intent from the two Partner Candidates. Of these, the Target Company received a letter of intent from the Tender Offeror etc. as a non-binding proposal that could be revised in light of the results of due diligence of the Target Company conducted in the future and consideration, etc. by the Tender Offeror etc. indicating that they intend to implement a Tender Offer by the Tender Offeror with the objective of making the Target Company a consolidated subsidiary and proposing a Tender Offer Price at around the 1,000 yen level.

In response, the Special Committee conducted interviews of and question and answer sessions with the two Partner Candidates regarding the details and the feasibility of synergy effects from the Transaction, the anticipated transaction structure and transaction terms and conditions, valuation of the Target Company Shares, and other matters; and then conducted a thorough comparative examination of the received letters of intent. As a result, the Target Company received an opinion from the Special Committee to the Target Company’s board of directors, on October 22, 2024, the Special Committee believes it would be appropriate to select the Tender Offeror etc. as Partner. The Target Company also conducted a thorough comparative consideration of the received letters of intent; and while paying utmost respect to the opinion of the Special Committee regarding the selection of a Partner, determined that the content of the letter of intent from the Tender Offeror etc. was the best and that advancing its consideration of the Transaction with the Tender Offeror etc. would contribute to enhancing the Target Company’s corporate value in the future because from the perspective of enhancing the corporate value of the Target Company, the proposal of the Tender Offeror etc. was superior in terms of the specificity and feasibility of the measures, presented a specific Tender Offer Price at around 1,000 yen and so was superior in terms of the premium level, and, by being flexible about the minimum number of shares for purchase, had a structure with a strong possibility of success; and at its board of directors meeting held on October 22, 2024, the Target Company selected the Tender Offeror etc. as the Target Company’s Partner, and on October 23, 2024, notified the Tender Offeror etc. that it had granted them a priority negotiating right regarding the Transaction.

Subsequently, during the period from late October to late December 2024, the Tender Offeror etc. conducted due diligence of the Target Company concerning business, financial, tax, legal, and other matters; and in parallel with this, the Tender Offeror etc. conducted repeated discussions based on the Capital and Business Alliance Agreement regarding the objectives of the Tender Offer, the Target Company’s management policies after the Tender Offer, specifics of the business alliance, the envisioned synergies, the Target Company’s management policies after the Tender Offer, the maximum and minimum number of shares to be purchased in the Tender Offer, the purchase period and other terms of the Tender Offer and Capital and Business Alliance. In addition, on December 20, 2024, the Special Committee again asked the Tender Offeror etc. written questions regarding the significance and purpose of the Transaction, the envisioned structure of the Transaction, and the management policy for the Target Company following the Transaction. On January 10, 2025, the Special Committee received a written reply regarding the opinion of the Tender Offeror etc. on such questions from the Tender Offeror etc. Subsequently, on January 17, 2025, the Special Committee asked additional questions of the Tender Offeror etc. regarding synergies from the Transaction and managerial policy after the Transaction; and on January 24, 2025, the Special Committee received a written reply regarding the opinion of the Tender Offeror etc. on such questions from the Tender Offeror etc.

Regarding the Tender Offer Prices, on January 10, 2025, the Target Company received a proposal from the Tender Offeror etc. regarding terms of the Transaction, including setting the Tender Offer Price at 1,000 yen (representing a premium of 38.70% (rounded to the second decimal place; the same applies hereinafter with respect to the calculations for premium rates on shares (%)) on 721 yen, the closing price of Target Company Shares on the Standard Market of the TSE on January 9, 2025, the business day immediately preceding the submission date; a premium of 46.63% on 682 yen, the simple average closing price (rounded to the nearest whole number; the same applies hereinafter with respect to the calculations for simple average closing prices) of Target Company Shares for the most recent one-month period; a premium of 45.56% on 687 yen, the simple average closing price of the Target Company Shares for the most recent three-month period; and a premium of 42.65% on 701 yen, the simple average closing price of Target Company Shares for the most recent six-month period). The Target Company was also notified that the Tender Offeror etc. planned to propose to the Tendering Shareholders a Tender Offer Price of 1,000 yen.

Later, on January 31, 2025, the Target Company was notified by the Tender Offeror etc. that the Tendering Shareholders had replied that they agreed to the Tender Offer Price of 1,000 yen. Then, on February 3, 2025, the Special Committee informed the Tender Offeror etc. that while the proposed Tender Offer Price of 1,000 yen indicated a certain amount of consideration for the interests of the Target Company’s minority shareholders, from the perspective of further securing the interests of the Target Company’s minority shareholders, the Special Committee requested that the Tender Offeror etc. raise the Tender Offer Price to 1,050 yen. On February 6, 2025, the Special Committee then received a reply from the Tender Offeror etc. to the effect that the Tender Offer Price of 1,000 yen proposed on January 31, 2025, was the maximum price that the Tender Offeror etc. could offer and they could not go above 1,000 yen. In response to this, on February 10, 2025, the Special Committee replied that in light of the fact that the proposed Tender Offer Price of 1,000 yen per one share was a price above the median value of the share valuation range using the discounted cash flow method (“DCF Method”) of Target Company Shares as of such time and the fact that the proposed Tender Offer Price was the result of the Process, which was a fair bidding process, and that minority shareholders who anticipate an enhancement of the Target Company’s corporate value through the Transaction have the option of not tendering their shares in the Tender Offer, they informally accepted the offer of a Tender Offer Price of 1,000 yen, subject to a formal decision being made by resolution of the Target Company’s board of directors.

During the course of the above consideration and negotiations, the Special Committee discussed and negotiated with the Tender Offeror etc. concerning the Tender Offer Price and engaged in consideration based on opinions received from the Special Committee and advice from the Target Company’s advisors, WithCore, AGS Consulting, and Mori Hamada & Matsumoto, and engaged in exchanges of opinions with the Target Company and conducted confirmations and issued approvals as appropriate. Specifically, the Special Committee confirmed and approved beforehand the particulars, important preconditions, and reasonableness of the background to preparation of the Target Company business plan that served as the basis for the calculation by AGS Consulting of the value of the Target Company Shares and was presented by the Target Company to the Tender Offeror etc. were confirmed in advance and approved by the Special Committee. In addition, when negotiating with the Tender Offeror etc., WithCore and AGS Consulting, the Target Company’s financial advisors, responded in accordance with the negotiation policy determined in advance through deliberations with the Special Committee; and each time a proposal concerning the Tender Offer Price was received from the Tender Offeror etc., WithCore and AGS Consulting immediately reported to the Special Committee, received opinions, instructions, requests, and the like from the Special Committee concerning the policy on negotiating with the Tender Offeror, and responded in accordance with such opinions, etc.

Furthermore, the Target Company received necessary legal advice concerning decision-making methods and processes by the Target Company’s board of directors including the various procedures relating to the Transaction from Mori Hamada & Matsumoto, the Target Company’s legal advisor, received advice concerning the Transaction from a financial perspective from WithCore, the Target Company’s financial advisor, and from AGS Consulting, the Target Company’s financial advisor and third-party appraiser; and on February 13, 2025, the Target Company received submission of a share valuation report (the “Share Valuation Report”) from AGS Consulting concerning the results of its calculations of the value of the Target Company Shares. Based on this, on February 13, 2025, the Target Company’s board of directors received submission of a report (the “Report”) from the Special Committee stating that (1) Transaction is found to contribute to enhancement of the Target Company’s corporate value and its purpose is found to be legitimate and reasonable, (2) it is found that the fairness and appropriateness of the procedures relating to the Transaction, including the Process, have been secured, (3) it is found that the fairness and appropriateness of the terms of the Transaction have been secured, (4) the Target Company’s board of directors should pass a resolution expressing an opinion in support of the Tender Offer and leaving to the determination of the Target Company’s shareholders the matter of whether to tender their shares in the Tender Offer, and (5) in light of (1) through (4) above, it is believed that a decision by the Target Company’s board of directors to implement the Transaction (a decision to express an opinion in support of the Tender Offer and to leave to the determination of the Target Company’s shareholders the matter of whether to tender their shares in the Tender Offer) would not be disadvantageous to the Target Company’s minority shareholders. (For an outline of the Report, please refer to “(D) Establishment by the Target Company of an Independent Special Committee and Procurement of a Written Report from the Committee” in “(4) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest” below.)

(iii)	Determinations

Based on the above course of events, the Target Company conducted thorough discussions and consideration at the Target Company’s board of directors meeting held today regarding whether the Transaction will contribute to enhancing the Target Company’s corporate value and whether the transaction terms and conditions of the Transaction including the Tender Offer Price are considered appropriate even in light of the interests of minority shareholders, based on the legal advice received from Mori Hamada & Matsumoto, the advice received from a financial perspective from AGS Consulting and WithCore, and the Share Valuation Report and while paying utmost respect to the determinations of the Special Committee expressed in the Report.

As a result of this consideration, the Target Company determined that by the Target Company becoming a consolidated subsidiary of the Tender Offeror through the Tender Offer and the Transaction, building cooperative structures with the Target Company and the Tender Offeror etc., and then implementing a business alliance based on the Capital and Business Alliance Agreement (for details of the Capital and Business Alliance Agreement, please refer to “(A) Capital and Business Alliance Agreement” in “(3) Matters concerning Material Agreements pertaining to the Tender Offer” below), and endeavoring to generate the synergy effects by sharing the resources and know- how of each company, the Target Company can, through the Tender Offer, expect to achieve its medium-term management plan and further growth and development, thereby contributing to further enhancement of its corporate value; furthermore, (i) even in light of the valuation results for Target Company Shares obtained from AGS Consulting, a third-party appraiser, as stated in “(B) Procurement by the Target Company of a Share Valuation Report from an Independent Third-party Appraiser” in “(4) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest” below; the Tender Offer Price exceeds the upper limit of the valuation results range based on the market share price method and comparable companies method, and is an amount that exceeds the median value of the DCF Method, (ii) the Tender Offer Price considering represents a premium of 31.06% on 763 yen, the simple average closing price of the Target Company Shares on the Standard Market of the TSE on February 13, 2025 (the business day immediately preceding the Tender Offer announcement date), a premium of 35.50% on 738 yen, the simple average closing price of the Target Company Shares for the most recent one-month period ending on February 13, 2025 (rounded to the nearest whole number; the same applies hereinafter with respect to the calculations for simple average closing prices), a premium of 42.45% on 702 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on February 13, 2025, and a premium of 41.64% on 706 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on February 13, 2025, and that when compared to premium levels in the 19 ( cases of successful tender offers announced and completed in the period from June 28, 2019, when the “Fair M&A Guidelines” was issued by the Ministry of Economy, Trade and Industry, until February 12, 2025, where before the transaction the tender offeror had a share ownership ratio in the target company below 33.4% and after the transaction the tender offeror had a share ownership ratio in the target company below 66.7% (average/median premium over the closing price on the business day before announcement (approximately 28.5%/approximately 27.9%), average/median premium over the most recent one-month period (approximately 30.0%/approximately 29.3%), average/median premium over the most recent three-month period (approximately 32.1%/approximately 28.6%), and average/median premium over the most recent six-month period (approximately 32.5%/approximately 31.5%)), this represents a higher level of premium, and (iii) considering that the Tender Offer Period of the Tender Offer Price has been set at 32 business days, which is longer than the statutory minimum period, and that it is believed that adequate opportunity to make decisions regarding tendering of their shares to the Tender Offer for Target Company shareholders is ensured and opportunities for parties other than the Tender Offeror to carry out competing offers to purchase the Target Company Shares are also ensured, the transaction terms and conditions of the Transaction including the Tender Offer Price are found to have a certain reasonableness, it was determined that sufficient care was taken to protect the interests of both the minority shareholders who wished to sell their Target Company shares and the minority shareholders who did not wish to sell their shares; and at the board of directors meeting held on February 14, 2025, the Target Company decided to support the Tender Offer.

The synergies that the Target Company believes can be attained through sharing the resources and know-how of the Tender Offeror are as follows.

(a)	Expanded revenue from rent credit card payments

Because there is a strong demand for rent payment using credit cards with a points reward system, by introducing into its Rent Liability Guarantee Services rent payment using credit cards issued and provided by the Tender Offeror, the Target Company will be able to provide to renters a service that is both profitable and convenient, offering reward points for payment by credit card and believes that it will be able to capture new transactions with Cooperating Companies it has not dealt with before.

(b)	Joint development of a corporation screening method

Regarding the accumulation of screening data and know-how, the Target Company has focused on individuals and Mitsubishi UFJ Factors has focused on corporations; by combining the data and know-how from both sides and building a new screening engine, the Target Company believes that it will be possible to expand its rent liability guarantee business for corporations.

(c)	Greater trustworthiness through use of the MUFG Group’s credit

By using the group credit of the MUFG Group (“a member of MUFG,” “we are MUFG”), which as a group has approximately 57 million individual customers, nearly half of Japan’s total population the Target Company expects that individuals who were not aware of the Target Company will have greater peace of mind and trust when they sign a contract with the Target Company, enabling further expansion of its customer base.

(d)	Expansion of customer base through business partner introductions

By leveraging the networks of the Tender Offeror etc. and through the introduction of business partners, it will be possible to approach business operators that up to now were difficult for the Target Company and that did not have business with the Target Company, operating on its own, to approach; and the Target Company believes this will enable it to further expand its customer base. Further, the Target Company is planning to effectively capture market share in regions where it does not have locations, by entrusting the Target Company’s sales operations to regional banks; by utilizing the networks that the MUFG Group has with regional banks, the collaboration between the Target Company and regional banks will further strengthen, enabling an expansion of services and customers.

(e)	Cost reduction through operational efficiencies

The Target Company has transactions with individual customers, and thus a tremendous amount of work in terms of contract administration, customer management administration, phone-calling, and other administrative operations, and for this reason is moving forward with measures for greater efficiency in administrative operations. The Tender Offeror also has transactions with individual customers; it has many administrative tasks in common with the Target Company, and the Target Company believes the administration consolidation effect would be strong. The Target Company believes that if the Tender Offeror shares with the Target Company its knowledge and know-how regarding administrative efficiency and the Target Company is able to achieve greater efficiencies through administration consolidation etc., it will be able to achieve cost reductions in its administrative operations.

The Target Company believes that the disadvantages of the Transaction are extremely limited. Specifically, if, the Target Company becomes a member of the MUFG Group, it is generally thought that there might be an impact on transactions with Cooperating Companies with close ties to other bank groups and regional banks. However, the Target Company will maintain its listing and its independent management, and expects to appeal to Cooperating Companies and regional banks with its policy of making deals without regard to bank affiliations; and it is typical for Cooperating Companies to have transactions with multiple insurance companies. Thus, it is not the type of transaction structure where an insurance company’s belong to a specific bank group would have much of an impact. In light of these circumstances, the Target Company believes that its impact would be extremely small. Regarding any disadvantages arising from the Tendering Shareholders no longer being shareholders, the Target Company believes that up to now, there have been no particular synergies with the Tendering Shareholders or the financial institutions holding equity in them, and thus it sees no disadvantages in this regard.

Further, because in the Tender Offer an upper limit has been set on the number of shares to be purchased and the Tender Offeror’s policy is to maintain the listing of Target Company Shares even after the Tender Offer, and because the Target Company’s shareholders have the option to maintain their holdings of Target Company Shares after the Tender Offer, at its board of directors meeting held today, all seven directors of the Target Company unanimously resolved to leave the decision of whether to tender shares in the Tender Offer to the discretion of the Target Company’s shareholders.

For details of the decision-making process of the board of directors, please refer to “(F) Unanimous Approval of All Disinterested Directors of the Target Company and Opinion of No Objection by All Disinterested Auditors” in “(4) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest” below.

(C)	Management Policy After the Tender Offer

The Tender Offeror and the Target Company, in order to implement efficiently the measures described above in “(A) Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer”, plan to have the Tender Offeror nominate officers of the Target Company, with the objective of building a more desirable management structure. Specifically, the Tender Offeror and the Target Company plan that after the Tender Offer is completed, starting from the time of conclusion of the ordinary general shareholders meeting for the term ending March 2025, the total number of directors of the Target Company will be eight, of which four will be executive directors and four will be outside directors; and of these, the Tender Offeror will nominate one executive director and one outside director. In addition, the Tender Offeror believes, with respect to Management Policy After the Tender Offer, that for the Target Company and the MUFG Group to achieve continuous growth, it is important for both companies to work together and leverage their respective strengths; therefore, it is expected that the current management team will continue to play a leading role in business operations. The utmost consideration will be given to the employment and treatment of the Target Company’s employees; and unless there are special circumstances that require otherwise, the fundamental policy will be to maintain current employment forms and conditions while providing support in the form of management and other resources necessary for further growth of the Target Company.

It should be noted that as of the date of submission hereof, there is no ongoing contractual relationship between the Target Company and Shareholders Agreeing to Tender or dispatch of officers from the Shareholders Agreeing to Tender to the Target Company, and nothing has been decided as of the current point.

(3)	Matters concerning Material Agreements pertaining to the Tender Offer

(A)	Capital and Business Alliance Agreement

The Tender Offeror and MUFG Bank (together with the Target Company, “Capital and Business Alliance Agreement Parties”) entered into the Capital and Business Alliance Agreement dated today with Target Company. The following is a summary of the Capital and Business Alliance Agreement.

(i)	Purpose

The purpose of the Capital and Business Alliance Agreement is, by having the Target Company become a consolidated subsidiary of the Tender Offeror, maintaining and respecting the Target Company’s independence as a TSE listed company, building a stable capital relationship between the parties, and implementing the business alliance on the basis of such capital relationship, to enhance the corporate value of the Capital and Business Alliance Agreement Parties.

(ii)	Matters relating to the Tender Offer

The Target Company will express and publish an opinion (the “Supporting Opinion”) stating that as of the execution date of the Capital and Business Alliance Agreement it is in favor of the Tender Offer, and that it is neutral with respect to whether the Target Company’s shareholders should tender their shares in the Tender Offer.

The Target Company has agreed that during the period until the date of commencement of settlement of the Tender Offer, it will not engage in any provision of information, discussions, negotiations, agreements concerning, or implementation of, transactions that contravene, or will make difficult the implementation of the Tender Offer or a business alliance pursuant to the Capital and Business Alliance (“Contravening Transaction”).

If during the period from the execution date of the Capital and Business Alliance Agreement to the day five business days before the last day of the Tender Offer Period, the Target Company receives from a third party other than the Tender Offeror a bona fide offer relating to a Contravening Transaction (the proposal must be a proposal that can be reasonably evaluated as equal to the “bona fide offer” set forth in 3.1.2 in the “Guidelines for Corporate Takeovers–Enhancing Corporate Value and Securing Shareholders’ Interests” published by the Ministry of Economy, Trade and Industry on August 31, 2023, and with transaction terms that substantially exceed the Tender Offer Price; the “Competing Proposal”), the Target Company is to promptly notify the Tender Offeror that it has received such Competing Proposal; and the Tender Offeror and the Target Company have agreed that in such a case, they will consult in good faith on changing the Tender Offer Price and making feasible the Capital and Business Alliance. If in light of such discussions, (i) the Target Company does not change the Tender Offer Price to an amount that substantially exceeds the terms of the Competing Proposal by the business day immediately preceding the last day of the Tender Offer Period, (ii) the Target Company’s board of directors reasonably determines that expressing the Supporting Opinion constitutes a breach of a fiduciary duty of loyalty or a breach of the duty of due care of a good manager of the Target Company’s directors (however, the determination of whether there is a breach of a fiduciary duty of loyalty or a breach of the duty of due care of a good manager must not be based only on the comparative merits and demerits of the purchase price and other consideration, but must be determined after serious examination from the perspective of the feasibility of the transaction relating to the Competing Proposal, the details and the potential for development of the Capital and Business Alliance, and the enhancement of the Target Company’s corporate value), and (iii) the special committee established by the Target Company’s board of directors with respect to the Tender Offer withdraws positive statements about the Supporting Opinion, the Target Company can withdraw or revise the Supporting Opinion.

(Note 1)

In the Capital and Business Alliance Agreement, the Target Company has made representations and warranties with respect to the Target Company Group on the execution date of the Capital and Business Alliance Agreement, the date of commencement of the Tender Offer, and the date of commencement of settlement of the Tender Offer, on matters such as establishment and existence, shares, subsidiaries and affiliates, authority to execute and perform agreements, validity and enforceability of agreements, no violation of laws and regulations, no insolvency proceedings, elimination of anti-social forces, no economic sanctions, and no unannounced material fact (only on the execution date of the Capital and Business Alliance Agreement).

(Note 2)

In the Capital and Business Alliance Agreement, the Tender Offeror and MUFG Bank have made representations and warranties on the execution date of the Capital and Business Alliance Agreement, the date of commencement of the Tender Offer, and the date of commencement of settlement of the Tender Offer, on matters such as establishment and existence, authority to execute and perform agreements, validity and enforceability of agreements, no violation of laws and regulations, no insolvency proceedings, elimination of anti-social forces, and no economic sanctions.

(iii)	Details of business alliance

The Capital and Business Alliance Agreement Parties have agreed to cooperate, after completion of the Tender Offer, as a Capital and Business Alliance, with respect to the following matters for enhancement of the corporate values of the Capital and Business Alliance Agreement Parties.

A.

To expand the Target Company’s customer base and operators for its rent liability guarantee business, MUFG Bank will itself introduce, or cause its group companies to introduce, to the Target Company those transaction counterparties and networks of the MUFG Group (including without limitation large asset management and property management companies, funds, REITs, and local banks) with which the Target Company seeks a business alliance (to be agreed upon in consultations between MUFG Bank and the Target Company, from the perspective of realization of the purpose of the Capital and Business Alliance);

B.

Formulate and implement concrete plans for the development of new products that incorporate payment using cards issued by the Tender Offeror and other competitive products that are convenient and profitable for users of the Rent Liability Guarantee Services. The foregoing will include discussions with the Target Company for the Tender Offeror to set member store fees that are competitively priced to a reasonable extent.

To enhance the corporate value of the Capital and Business Alliance Agreement Parties after completion of the Tender Offer, the Capital and Business Alliance Agreement Parties have agreed to discuss and consider the following matters as a Capital and Business Alliance.

A.	Implementation of measures to enhance the corporate value of the Target Company including the following:

(a)	Further enhancement of the Target Company’s corporate image and credibility through the use of MUFG Group credit;

(b)	Cost reductions through more efficient business operations by the Target Company utilizing the Tender Offeror’s knowledge and know-how; and

(c)	Mutual cooperation for expanding the Target Company’s commercial rent liability guarantee business.

B.

Introduction and promotion of settlement services provided by the MUFG Group through the following for the purpose of enhancement of the corporate values of the Capital and Business Alliance Agreement Parties:

(a)	Introduction by the Target Company of payments using cards issued by Tender Offeror and new estimated payment products that incorporating account transfers provided by Mitsubishi UFJ Factors;

(b)	Campaigns directed at users of the Target Company’s Rent Liability Guarantee Services, promoting the use of cards issued by the Tender Offeror and the opening of accounts at MUFG Bank;

(c)

Provision of the Tender Offeror’s services such as one-stop public utilities payment procedures registration that will enhance convenience for the Target Company’s Rent Liability Guarantee Services users; and

(d)	Provision of settlement solution services to Cooperating Companies (service details will be stipulated through discussions among the Capital and Business Alliance Agreement Parties).

C.	Other matters agreed upon in writing by the Capital and Business Alliance Agreement Parties

The Capital and Business Alliance Agreement Parties have agreed that after the day of completion of the settlement of the Tender Offer, a collaboration promotion committee will be established to promote the Capital and Business Alliance and a meeting of the committee will be convened as agreed to by the Capital and Business Alliance Agreement Parties, following discussions regarding the details.

(iv)	Matters relating to management policy after the Transaction

It has been agreed that the Target Company’s management system after the Transaction will be as follows:

A.

The total number of directors of the Target Company from the time of completion of the March 2025 term annual general shareholders’ meeting onward will be eight, of which four will be executive directors and four will be outside directors;

B.	Out of the above total number of directors of the Target Company, the Tender Offeror will have the right to nominate one executive director and one outside director; and

C.

For the exercise of voting rights in proposals to elect directors of the Target Company other than those whom the Tender Offeror has the right to nominate, the Tender Offeror will respect the nominations of the Target Company and the report of the nomination and compensation committee.

Regarding the Target Company’s prior approval matters, prior consultation matters, and prior report matters after the Transaction, for the matters set forth below, after the day of completion of the settlement of the Tender Offer, the Target Company shall obtain the Tender Offeror’s approval before carrying out the relevant matter. However, for the matters set forth below, excluding “(a) Actions requiring a general shareholders meeting resolution”, it is required that the Tender Offeror and the Target Company determine them to be material when considered from the perspective of attaining the purpose of the Capital and Business Alliance Agreement and of enhancing the corporate value of the Capital and Business Alliance Agreement Parties. Also, the Capital and Business Alliance Agreement Parties shall, following consultations after the execution date of this Agreement, specify through agreement (2) matters that require prior consultation with the Tender Offeror, (3) matters that require prior reporting to the Tender Offeror, and (4) matters that require reporting after the fact to the Tender Offeror, when the Target Company, from the day of completion of the settlement of the Tender Offer onwards, is to make decisions regarding business or execute business.

(a)	Actions requiring a general shareholders meeting resolution;

(b)

Issue of new shares, incorporation of reserves into capital, issue of ordinary bonds, convertible bonds, or bonds with share subscription rights, approval or non-approval of transfer of transfer-restricted shares, share split, disposal or cancellation of treasury shares;

(c)	Disposal or acquisition of property that the Target Company and the Tender Offeror determine to be material;

(d)

Matters that the Target Company and the Tender Offeror determine may have a material impact on company earnings, property, or management (excluding matters that are addressed elsewhere in company rules);

(e)

New entry to, or withdrawal from, any business that the Target Company and the Tender Offeror determine to be material in terms of business management, execution or dissolution of business alliance, and decisions relating to business plan and operational strategy that the Tender Offeror and the Target Company determine to be material for reasons of business management (limited to matters contravening, or likely to contravene, the Capital and Business Alliance Agreement);

(f)

Establishment, acquisition, merger, sale, liquidation or other change of a subsidiary or equity method affiliate (limited to acts related to, or likely to relate to, the Banking Act, the United States Bank Holding Company Act of 1956, and other permits and approvals of the MUFG Group);

(g)	Acts relating to an advanced banking services company that may have an impact on maintenance of permits and approvals by the Financial Services Agency; and

(h)	Acts relating to contracts with audit corporations etc.

(v)	Covenants

The Target Company has agreed that if during the period from the execution date of the Capital and Business Alliance Agreement until completion of the settlement of the Tender Offer, it intends to decide on any of the following matters, unless otherwise specified in the Capital and Business Alliance Agreement Alliance, it will obtain the prior written consent of the Tender Offeror and MUFG Bank:

A.

Issuance, disposal, allotment, or acquisition of shares, stock acquisition rights, or bonds with stock acquisition rights, or any other acts that are likely to have an impact on the Tender Offeror’s voting rights ratio or shareholding ratio in the Target Company on a fully diluted basis, but excluding any issuance, disposal, etc. of shares based on a restricted stock compensation system for directors and executive officers of the Target Company.

B.	Merger, company split, share exchange, share delivery, share transfer, or other organizational restructuring, and assignment and acquisition of businesses;

C.	Sale, assignment, transfer, or pledge of important assets, and disposal of and creation of security interests on important assets by any other method;

D.	Acquisition or assignment of shares of a company that will become a subsidiary or an affiliate;

E.	Distribution of dividends of surplus (excluding dividends of surplus with a date of record of March 31, 2025);

F.	Share split or share consolidation;

G.	Amendment of articles of incorporation, rules of the board of directors, or decision-making authority rules (including decision-making authority charts);

H.	Capital reduction, and reduction in reserve amounts;

I.	Issuance of bonds;

J.	Dissolution and liquidation;

K.	Filing of a petition for commencement of insolvency proceedings;

L.	De-listing of issued shares;

M.

Conduct that contravenes or that is contrary to the purposes and collaboration contemplated for the Capital and Business Alliance (meaning cooperation, and agreement on discussions and examination regarding matters in (iii) above); and

N.	Decisions regarding execution of agreements, etc. regarding, and implementation of, the acts of (A) through (M) above.

The Target Company has agreed that if during the period after the execution of the Capital and Business Alliance Agreement until the date of commencement of settlement of the Tender Offer, any important unannounced fact exists or newly arises with respect to the Target Company, it will consult with the Tender Offeror and MUFG Bank in advance, and announce such fact using a method prescribed in laws and regulations.

In the two years from the day of completion of the settlement of the Tender Offer, without the prior written consent of the Target Company (the Target Company shall not unreasonably refuse such consent), the Tender Offeror must not assign or transfer to a third party, create a security interest on, cause a third party to succeed to, or dispose of by any other method, shares of the Target Company (“Assign”); and if on or after the day that two years have elapsed from the day of completion of the settlement for the Tender Offer, the Tender Offeror wishes to Assign its Target Company Shares to a third party, it shall give the Target Company prior notice and consult in good faith with the Target Company.

If at the time the Tender Offeror’s comes to hold a majority of the voting rights ratio in the Target Company, the Tender Offeror and MUFG Bank intend to acquire shares of the Target Company (including succession through organizational restructuring) that will cause an increase in the voting rights ratio of the shares held by the MUFG Group in shares of the Target Company to increase (however, such voting rights ratio shall not include (i) voting rights attached to shares of the Target Company which the MUFG Group, as an operator of a trust business, holds in its trust accounts, other than voting rights on shares of the Target Company that are the trust property of a trust for the MUFG Group having the MUFG Group as settlor and beneficiary or (ii) voting rights on Target Company Shares that the MUFG Group possesses in its business as a financial instruments business operator) the Tender Offeror and MUFG Bank shall give consideration and consult in good faith with the Target Company regarding, or cause the MUFG Group to give consideration and so consult, so that the share circulation ratio of common shares of the Target Company do not fall below the threshold for maintaining listing under the rules, etc. of the Tokyo Stock Exchange.

If the Tender Offeror and MUFG Bank violate their obligations and the ratio of voting rights of Target Company Shares held by MUFG Group increases, they shall take necessary and reasonable measures, including the sale of shares, to the extent permitted by law, etc., so that the ratio of voting rights held by MUFG Group in the Target Company is reduced to less than the ratio of voting rights held by the Tender Offeror in the Target Company at the time when the Tender Offeror’s ratio of voting rights in the Target Company became a majority, as soon as practicable.

The Tender Offeror and MUFG Bank shall respect the Target Company’s management philosophy and management policies, as well as the autonomy and independence of its management as a listed company, and shall act in a manner that does not conflict with the rules, etc., of the Tokyo Stock Exchange in order to maintain the listing of the Target Company Shares on the Tokyo Stock Exchange, and shall provide the Target Company with necessary cooperation, and also shall ensure that MUFG Group, which holds Target Company Shares, complies with the these obligations also.

(vi)	Indemnification

The Capital and Business Alliance Agreement Parties have agreed that if a breach of representations and warranties, or non-performance or non-compliance of any of the duties, under the Capital and Business Alliance Agreement on the part of any Capital and Business Alliance Agreement Party causes a counterparty to suffer damage, loss or expense (including litigation expenses and reasonable attorney’s fees; “Damage etc.”), such counterparty will be indemnified for such Damage etc.

(vii)	Termination of the Capital and Business Alliance Agreement

The Capital and Business Alliance Agreement will terminate if (A) the Capital and Business Alliance Agreement Parties agree in writing to terminate the Capital and Business Alliance Agreement, (B) the Capital and Business Alliance Agreement is terminated by one of the Capital and Business Alliance Agreement Parties, (C) the Tender Offer is not commenced by March 31, 2025 (however, if for the reason that further time is necessary for implementation of the Tender Offer, and pursuant to prior consultations with the Target Company, the Tender Offeror reasonably designates and requests another date, by such designated date) (however, from March 1, 2025 onwards, that the promises of AZ-Star No. 3 and Investment Z1 regarding tendering shares in the Tender Offer are surviving shall be a condition precedent for the survival of the Capital and Business Alliance Agreement, and if such promises extinguish, the Capital and Business Alliance Agreement will terminate), (D) the Tender Offer is not successfully completed (including the case where the Tender Offeror withdraws the Tender Offer in accordance with laws and regulations, etc.), or (E) after completion of the settlement of the Tender Offer, the voting rights ratio of the Tender Offeror in relation to the Target Company Shares falls to one-third or lower, the Capital and Business Alliance Agreement will terminate.

(viii)	Termination of the Capital and Business Alliance Agreement for Cause

In the case (A) where there is any material non-performance or non-compliance of any duty of a counterparty specified in the Capital and Business Alliance Agreement, and despite a written demand by another party to such counterparty to correct such non-performance or non-compliance, such breach is not cured by the time seven days have passed from the date of such demand, (B) where there is a material breach of a representation and warranty of a counterparty under the Capital and Business Alliance Agreement, (C) where, with respect to a counterparty, a petition is filed for commencement of statutory insolvency proceedings, or such proceedings are commenced, or (D) a related authority, etc. prohibits performance of the Capital and Business Alliance Agreement or the Tender Offer in whole or in part, or a judgment, decision, order, or other disposition that will hinder the performance of the Capital and Business Alliance Agreement or the Tender Offer in whole or in part is issued, and such judgment, decision, order, or other disposition is final and cannot be appealed, with written notice, a Capital and Business Alliance Agreement Party can immediately terminate the Capital and Business Alliance Agreement.

(ix)	Other Matters

Other than the foregoing, under the Capital and Business Alliance Agreement, the parties have agreed on the provision of information by the Target Company to MUFG and the Tender Offeror, duty of confidentiality, public announcements, allocation of taxes and public charges and expenses, notices, prohibition of assignment, entire agreement, governing law, jurisdiction, duty of good faith consultations, and other typical terms and conditions.

(B)	Tender Agreement (AZ-Star No. 3)

The Tender Offeror has entered into a Tender Agreement (AZ-Star No. 3) dated today with AZ-Star No. 3. The following is a summary of the Tender Agreement (AZ-Star No. 3).

AZ-Star No. 3 has agreed, subject only to the commencement of the Tender Offer, to tender all of the Target Company shares it holds (shares held: 6,553,800; ownership ratio: 24.93%; the “Tendered Shares (AZ-Star No. 3)”) in the Tender Offer, not to withdraw the tender, and not to terminate any agreements relating to the purchase of the Tendered Shares (AZ-Star No. 3) formed as a result of such tender.

However, if during the period from the execution date of the Tender Agreement (AZ-Star No. 3) until five business days before the last day of the Tender Offer Period of the Tender Offer, without any breach of the duty to give notification of the Competing Transaction Offer (AZ-Star No. 3) below by AZ-Star No. 3, a third party other than the Tender Offeror commences a tender offer for the number of shares to be purchased that includes the Tendered Shares (AZ-Star No. 3) (limited to those for which the maximum number exceeds the maximum number of shares, etc. to be purchased in the Tender Offer) at a purchase price that exceeds the Tender Offer Price (“Competing Tender Offer (AZ-Star No. 3)”), AZ-Star No. 3 can request to discuss a change in the Tender Offer Price with the Tender Offeror (such request for discussions must be made no later than five business days before the last day of the Tender Offer Period of the Tender Offer); and if, in such a case, the Tender Offeror does not change the Tender Offer Price to an amount that is equal to or greater than the Competing Tender Offer (AZ-Star No. 3) by the business day immediately preceding the last day of the Tender Offer Period of the Tender Offer, AZ-Star No. 3 can notify the Tender Offeror in writing that it will not perform the above duty to tender shares in the Tender Offer, and be released from the foregoing duty to tender shares in the Tender Offer.

The Tender Agreement (AZ-Star No. 3) provides that during the period from today until the date of commencement of the settlement of the Tender Offer, AZ-Star No. 3 will not on its own or through an advisor, directly or indirectly, propose, solicit, or provide information to, discuss with, or make any agreements regarding the Competing Transaction Offer (AZ-Star No. 3) with, any third party, any transaction that substantially competes, contradicts or conflicts with the Tender Offer (“Competing Transaction Offer (AZ-Star No. 3)”); and if AZ-Star No. 3 receives such a proposal for a Competing Transaction Offer (AZ-Star No. 3) from a person other than the Tender Offeror, or learns of the existence of such a proposal, AZ-Star No. 3 shall promptly notify the Tender Offeror of such fact and the details of such proposal.

In addition, AZ-Star No. 3 has agreed that during the period until the date of commencement of settlement of the Tender Offer, (i) it will not assign to a third party, cause succession by a third party to, transfer to a third party, create a security interest on, or otherwise dispose of, the Tendered Shares (AZ-Star No. 3), and (ii) it will not acquire any shares, etc. of the Target Company or rights relating to such shares, etc.

Other than the foregoing, the Tender Agreement (AZ-Star No. 3) includes representations and warranties by the Tender Offeror and AZ-Star No. 3 (Note 1) (Note 2), provisions regarding the duty of indemnification if the Tender Offeror or AZ-Star No. 3 fails to perform any of its duties (Note 3) (Note 4) or breaches any of its representations and warranties pursuant to the Tender Agreement (AZ-Star No. 3), provisions pertaining to termination (Note 5), duty of confidentiality, and prohibition of assignment of contractual status, rights or duties.

(Note 1)

The Tender Agreement (AZ-Star No. 3) includes representations and warranties by the Tender Offeror regarding establishment, authority to execute and perform the agreement, validity and enforceability of the agreement, obtainment of permits and approvals, etc., no violation of laws and regulations, and elimination of anti-social forces with respect to the Tender Offeror on the execution date of the Tender Agreement (AZ-Star No. 3), the date of commencement of the Tender Offer, and the date of commencement of settlement of the Tender Offer.

(Note 2)

The Tender Agreement (AZ-Star No. 3) includes representations and warranties by AZ-Star No. 3 regarding establishment, authority to execute and perform the agreement, validity and enforceability of the agreement, obtainment of permits and approvals, etc., no violation of laws and regulations, elimination of anti-social forces, and share ownership, etc. with respect to AZ-Star No. 3 on the execution date of the Tender Agreement (AZ-Star No. 3), the date of commencement of the Tender Offer, and the date of commencement of settlement of the Tender Offer.

(Note 3)

Under the Tender Agreement (AZ-Star No. 3), the Tender Offeror has a duty to notify, etc. if it becomes aware of (i) any breach or possibility of a breach of any of its duties pursuant to the Tender Agreement (AZ-Star No. 3), (ii) any falsity or inaccuracy of any of its representations or warranties, or the possibility of the same, or (ii) any grounds for invalidation, annulment, termination for cause, extinguishment, or other termination of the Tender Agreement (AZ-Star No. 3), or the possibility of the same.

(Note 4)

In addition to AZ-Star No. 3’s duty of notification under the Tender Agreement (AZ-Star No. 3) if it becomes aware of (i) any breach or possibility of a breach of any of its duties pursuant to the Tender Agreement (AZ-Star No. 3), (ii) any falsity or inaccuracy of any of its representations or warranties, or the possibility of the same, or (ii) any grounds for invalidation, annulment, termination for cause, extinguishment, or other termination of the Tender Agreement (AZ-Star No. 3), or the possibility of the same, in the case where the Tender Offer is successfully completed and settlement is carried out, and a general shareholders’ meeting of the Target Company having the day preceding the date of commencement of settlement of the Tender Offer as the date of record for exercise of rights is to be convened, AZ-Star No. 3 has the duty, etc. to exercise voting rights and other rights relating to the Tendered Shares (AZ-Star No. 3) at such general shareholders’ meeting in accordance with the Tender Offeror’s instructions (if there are any shares that the Tender Offeror did not purchase in the Tender Offer, excluding such shares).

(Note 5)

Under the Tender Agreement (AZ-Star No. 3), in the case (i) where AZ-Star No. 3 or the Tender Offeror learns that any representation and warranty of the counterparty is not correct or there is any material breach of the counterparty’s duties specified in the Tender Agreement (AZ-Star No. 3), or (ii) where the counterparty is the subject of a petition for commencement of bankruptcy proceedings, rehabilitation proceedings, or any other statutory insolvency proceedings, AZ-Star No. 3 and the Tender Offeror may, with written notice to the other, immediately terminate the Tender Agreement (AZ-Star No. 3), on condition that it is before completion of the Tender Offer.

Other than the Tender Agreement (AZ-Star No. 3), there are no agreements concerning the Transaction between the Tender Offeror and AZ-Star No. 3, and there are no benefits that the Tender Offeror is to grant AZ-Star No. 3 in connection with the Transaction.

(C)	Tender Agreement (Investment Z1)

The Tender Offeror has entered into a Tender Agreement (Investment Z1) dated as of the date of this notice with Investment Z1. The following is a summary of the Tender Agreement Investment Z1.

Investment Z1 has agreed, subject to the commencement of the Tender Offer, to tender all of the Target Company shares it owns (number of owned shares: 2,276,726 shares; ownership ratio: 8.66%; “Tendered Shares (Investment Z1)”) in the Tender Offer, not to withdraw the tender, and not to terminate agreements relating to the purchase of the Tendered Shares (Investment Z1) formed as a result of such tender.

However, if during the period from the execution date of the Tender Agreement (Investment Z1) until five business days before the last day of the Tender Offer Period of the Tender Offer, without any breach of the duty to give notification of a Competing Transaction Offer (Investment Z1) below by Investment Z1, a third party other than the Tender Offeror commences a tender offer for the number of shares to be purchased that includes the Tendered Shares (Investment Z1) (limited to those for which the maximum number exceeds the maximum number of shares, etc. to be purchased in the Tender Offer at a purchase price that exceeds the Tender Offer Price) (“Competing Tender Offer (Investment Z1)”), Investment Z1 can request to discuss a change in the Tender Offer Price with the Tender Offeror (such request for discussions must be made no later than five business days before the last day of the Tender Offer Period of the Tender Offer); and if, in such a case, the Tender Offeror does not change the Tender Offer Price to an amount that is equal to or greater than the Competing Tender Offer (Investment Z1) by the business day preceding the last day of the Tender Offer Period of the Tender Offer, Investment Z1 can notify the Tender Offeror in writing that it will not perform the above duty to tender shares in the Tender Offer, and be released from the foregoing duty to tender shares in the Tender Offer,

The Tender Agreement (Investment Z1) provides that during the period from today until the date of commencement of the settlement of the Tender Offer, Investment Z1 will not on its own or through an advisor, directly or indirectly, propose, solicit, or provide information to, discuss with, or make any agreements regarding the Competing Transaction Offer (Investment Z1) with, any third party, any transaction that substantially competes, contradicts or conflicts with the Tender Offer (“Competing Transaction Offer (Investment Z1)”); and if Investment Z1 receives such a proposal for a Competing Transaction Offer (Investment Z1) from a person other than the Tender Offeror, or learns of the existence of such a proposal, Investment Z1 shall promptly notify the Tender Offeror of such fact and the details of such proposal.

In addition, Investment Z1 has agreed that during the period until the date of commencement of settlement of the Tender Offer, (i) it will not assign to a third party, cause succession by a third party to, transfer to a third party, create a security interest on, or otherwise dispose of, the Tendered Shares (Investment Z1), and (ii) it will not acquire any shares, etc. of the Target Company or rights relating to such shares, etc.

Other than the foregoing, the Tender Agreement (Investment Z1) includes representations and warranties by the Tender Offeror and Investment Z1 (Note 1) (Note 2), provisions regarding the duty of indemnification if the Tender Offeror or Investment Z1 fails to perform any of its duties (Note 3) (Note 4) or breaches any of its representations and warranties pursuant to the Tender Agreement (Investment Z1), provisions pertaining to termination (Note 5), duty of confidentiality, and prohibition of assignment of contractual status, rights or duties.

(Note 1)

The Tender Agreement (Investment Z1) includes representations and warranties by the Tender Offeror regarding establishment, authority to execute and perform the agreement, validity and enforceability of the agreement, obtainment of permits and approvals, etc., no violation of laws and regulations, and elimination of anti-social forces with respect to the Tender Offeror on the execution date of the Tender Agreement (Investment Z1), the date of commencement of the Tender Offer, and the date of commencement of settlement of the Tender Offer.

(Note 2)

The Tender Agreement (Investment Z1) includes representations and warranties by Investment Z1 regarding establishment, authority to execute and perform the agreement, validity and enforceability of the agreement, obtainment of permits and approvals, etc., no violation of laws and regulations, elimination of anti-social forces, and share ownership, etc. with respect to Investment Z1 on the execution date of the Tender Agreement (Investment Z1), the date of commencement of the Tender Offer, and the date of commencement of settlement of the Tender Offer.

(Note 3)

Under the Tender Agreement (Investment Z1), the Tender Offeror has a duty to notify, etc. if it becomes aware of (i) any breach or possibility of a breach of any of its duties pursuant to the Tender Agreement (Investment Z1), (ii) any falsity or inaccuracy of any of its representations or warranties, or the possibility of the same, or (ii) any grounds for invalidation, annulment, termination for cause, extinguishment, or other termination of the Tender Agreement (Investment Z1), or the possibility of the same.

(Note 4)

In addition to Investment Z1’s duty of notification under the Tender Agreement (Investment Z1) if it becomes aware of (i) any breach or possibility of a breach of any of its duties pursuant to the Tender Agreement (Investment Z1), (ii) any falsity or inaccuracy of any of its representations or warranties, or the possibility of the same, or (ii) any grounds for invalidation, annulment, termination for cause, extinguishment, or other termination of the Tender Agreement (Investment Z1), or the possibility of the same, in the case where the Tender Offer is successfully completed and settlement is carried out, and a general shareholders’ meeting of the Target Company having the day preceding the date of commencement of settlement of the Tender Offer as the date of record for exercise of rights is to be convened, Investment Z1 has the duty, etc. to exercise voting rights and other rights relating to the Tendered Shares (Investment Z1) at such general shareholders’ meeting in accordance with the Tender Offeror’s instructions (if there are any shares that the Tender Offeror did not purchase in the Tender Offer, excluding such shares).

(Note 5)

Under the Tender Agreement (Investment Z1), in the case (i) where Investment Z1 or the Tender Offeror learns that any representation and warranty of the counterparty is not correct or there is any material breach of the counterparty’s duties specified in the Tender Agreement (Investment Z1), or (ii) where the counterparty is the subject of a petition for commencement of bankruptcy proceedings, rehabilitation proceedings, or any other statutory insolvency proceedings, Investment Z1 and the Tender Offeror may, with written notice to the other, immediately terminate the Tender Agreement (Investment Z1), on condition that it is before completion of the Tender Offer.

Other than the Tender Agreement (Investment Z1), there are no agreements concerning the Transaction between the Tender Offeror and Investment Z1, and there are no benefits that the Tender Offeror is to grant Investment Z1 in connection with the Transaction.

(D)	Share Transfer Agreement

As stated in “(1) Outline of the Tender Offer” and “(2) Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer, and Management Policy After the Tender Offer” above, for the implementation of the Tender Offer, the Tender Offeror has entered into a Share Transfer Agreement dated today with Mitsubishi UFJ Factors, which owns 384,615 shares of the Target Company Shares (ownership ratio: 1.46%). The Share Transfer Agreement includes provisions (i) that state that none of the Shares Not To Be Tendered will be tendered in the Tender Offer, (ii) that state that subject to the condition that the Tender Offer is completed successfully, the Share Transfer will be implemented on a date agreed upon by the Tender Offeror and Mitsubishi UFJ Factors, (iii) concerning conditions precedent to the performance of duties for the Share Transfer by the Tender Offeror and Mitsubishi UFJ Factors, (iv) concerning matters relating to indemnification and terminations, and (v) concerning representations and warranties of the Tender Offeror and Mitsubishi UFJ Factors. The following is a summary of the Share Transfer Agreement.

(i)	Agreement regarding non-tendering of shares in the Tender Offer

Mitsubishi UFJ Factors has agreed in the Share Transfer Agreement that during the period from today until the implementation of the Share Transfer, none of the Shares Not To Be Tendered will be tendered in the Tender Offer, and that there will no assignment or transfer to a third party of, succession by a third party to, creation of a security interest on, or any other disposal of, the Shares Not to Be Tendered.

(ii)	Agreement regarding the implementation of the Share Transfer

The Tender Offeror and Mitsubishi UFJ Factors have agreed in the Share Transfer Agreement that on a date agreed upon by the Tender Offeror and Mitsubishi UFJ Factors, all of the Target Company Shares held by Mitsubishi UFJ Factors will be transferred to the Tender Offeror for an amount obtained by multiplying the number of the Target Company Shares held by Mitsubishi UFJ Factors by 1,000 yen, which is the Tender Offer price (if, however, the Tender Offer price is changed in accordance with laws and regulations, etc., the changed price).

(iii)	Agreement regarding conditions precedent to the performance of duties of (ii) above

The performance of the duties of (ii) above by Mitsubishi UFJ Factors is subject to the condition precedent that on a date agreed upon by the Tender Offeror and Mitsubishi UFJ Factors, all of the following conditions have been satisfied. Mitsubishi UFJ Factors may, at its discretion, choose to waive all or some of the conditions and perform its duties.

A.

That the Tender Offeror has performed or complied with all matters that should be performed or complied with by the time of the Share Transfer pursuant to the Share Transfer Agreement, and the Tender Offeror’s representations and warranties are correct.

B.

That there is no petition, litigation or proceeding restricting or prohibiting the Share Transfer pending with any judicial or administrative authorities, etc., there are no laws or regulations, etc., or decisions, etc. of judicial or administrative authorities, etc. that restrict or prohibit the Share Transfer, the Share Transfer does not violate any laws and regulations, etc., and there is no likelihood of any of the foregoing.

C.	That the Tender Offer has been successfully completed, and settlement is being carried out.

Further, the performance of the duties of (ii) above by the Tender Offeror is subject to the condition precedent that on a date agreed upon by the Tender Offeror and Mitsubishi UFJ Factors, all of the following conditions have been satisfied. Tender Offeror may, at its discretion, waive all or some of the conditions and perform its duties.

A.

That Mitsubishi UFJ Factors has performed or complied with all matters that should be performed or complied with by the time of the Share Transfer pursuant to the Share Transfer Agreement, and Mitsubishi UFJ Factors’ representations and warranties are correct.

B.

That there is no petition, litigation or proceeding to restrict or prohibit the Share Transfer pending with any judicial or administrative authorities, etc., there are no laws or regulations, etc., or decisions, etc. of judicial or administrative authorities, etc. that restrict or prohibit the Share Transfer, the Share Transfer does not violate any laws and regulations, etc., and there is no likelihood of any of the foregoing.

C.	That the Tender Offer has been successfully completed, and settlement is being carried out.

(iv)	Agreement regarding indemnification and termination

If a counterparty breaches any duties under the Share Transfer Agreement, or it is learned that a counterparty’s representations and warranties are not correct, the Tender Offeror and Mitsubishi UFJ Factors may seek compensation or indemnification from the counterparty for any damage, loss and expense they may suffer from such counterparty’s breach to the extent there is a causal relationship. Moreover, provided that it is before the implementation of the Share Transfer, where any material duties specified in the Share Transfer Agreement have not been performed or complied with by a counterparty, it is learned that a counterparty’s representations and warranties are not correct, or the Tender Offer is not completed successfully, with written notice to the counterparty, then the Tender Offeror and Mitsubishi UFJ Factors may terminate the Share Transfer Agreement.

(v)	Agreement regarding representations and warranties

The Tender Offeror and Mitsubishi UFJ Factors have represented and warranted to the counterparty in the Share Transfer Agreement that they have no relationship with any anti-social forces.

(4)	Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest

As of today, the Target Company is not a subsidiary of the Tender Offeror, and the Tender Offer does not constitute a tender offer by a controlling shareholder. However, considering the fact that the Tender Offeror has executed the Tender Agreement with Tendering Shareholders that include the largest shareholder of the Target Company and other facts, the Tender Offeror and the Target Company have taken the following measures from the perspective of ensuring the fairness of the Tender Offer Price and eliminating any arbitrariness in the decision-making process that led to the decision to implement the Tender Offer, thereby ensuring the fairness of the Tender Offer Price and avoiding conflicts of interest. Among the statements below, the measures implemented by the Target Company are based on explanations provided by the Target Company.

(A)	Procurement of a Share Valuation Report from an Independent Third-party Appraiser

When setting the Tender Offer Price, the Tender Offeror requested that its financial advisor, Mitsubishi UFJ Morgan Stanley Securities, calculate the value of the Target Company Shares as a third-party appraiser independent from the Tender Offeror, the Target Company and the Tendering Shareholders.

For details, please refer to “(A) Basis of Valuation” in “(4) Basis of Valuation, etc. regarding the Price of the Tender Offer” in “II. Outline of the Tender Offer” below.

(B)	Procurement by the Target Company of a Share Valuation Report from an Independent Third-party Appraiser

(i)	Name of the appraiser, and its relationship with the Target Company and the Tender Offeror etc.

In expressing its opinion concerning the Tender Offer, the Target Company sought to ensure the fairness in the decision-making process regarding the Tender Offer Price presented by the Tender Offeror etc., and for this reason the Target Company requested that AGS Consulting, a financial advisor and third-party appraiser independent from the Tender Offeror, MUFG Bank, MUFG, Tendering Shareholders and the Target Company, calculate the value of the Target Company Shares; it obtained the Share Valuation Report on February 13, 2025.

AGS Consulting is not a related party of the Tender Offeror, MUFG Bank, MUFG, Tendering Shareholders or the Target Company, and it has no material interest in the Transaction, including the Tender Offer. The fees payable to AGS Consulting for the Transaction include a performance fee, which is payable subject to the announcement and successful completion of the Transaction and other conditions. However, the majority is a fixed fee to be paid regardless of successful completion of the Transaction, and the Target Company, considering the general practice in similar transactions and the appropriateness of the fee system that imposes a certain amount of financial burden on the Target Company even if the Transaction is not successfully completed, has concluded that the inclusion of the performance fee, which is payable subject to the announcement and successful completion of the Tender Offer, does not negate the independence of AGS Consulting, and appointed AGS Consulting as its financial advisor and third-party appraiser under the remuneration system described above. Further, at its August 27, 2024, meeting, the Special Committee confirmed that there is no issue regarding the independence of AGS Consulting from the Tender Offeror, MUFG, Tendering Shareholders and the Target Company, and the expertise and track record of AGS Consulting, and approved the appointment of AGS Consulting as the financial advisor and third-party appraiser for the Target Company.

(ii)	Overview of valuation

After examining the valuation methods for the Tender Offer, AGS Consulting concluded that, with the assumption that the Target Company is a going concern, it would be appropriate to evaluate the Target Company Shares from multiple perspectives, and used the following methods to calculate the value of the Target Company Shares: the market share price method, as the Target Company Shares are listed on the Standard Market of the TSE; the comparable companies, as the existence of several listed companies comparable to the Target Company allows for an inferred valuation of the Target Company Shares through comparison; and the DCF Method, to reflect the future business activities of the Target Company into the calculation. Additionally, in light of the fact that the measures to ensure fairness of the Tender Offer and the measures to avoid conflicts of interest have been implemented at the Tender Offeror, MUFG and the Target Company, the Target Company believes that the interests of its minority shareholders have been considered, and accordingly, the Target Company has not procured a written opinion regarding the fairness of the Tender Offer Price (fairness opinion) from AGS Consulting.

According to AGS Consulting, the ranges of the value per share of the Target Company Shares calculated under each of the above methods are as follows:

Market share price method	702 yen to 763 yen
Comparable company method	719 yen to 839 yen
DCF Method	895 yen to 1,069 yen

Under the market share price method, February 13, 2025, one business day preceding the date of the resolution at the Target Company’s board of directors meeting to announce its opinion on the Tender Offer, was set as the calculation base date; and based on the closing price of 763 yen for Target Company Shares on the Standard Market of the TSE on the calculation base date, the simple average closing price of 738 yen for the most recent one-month period, the simple average closing price of 702 yen for the most recent three-month period, and the simple average closing price of 706 yen for the most recent six-month period, the per-share value of the Target Company Shares was determined to be in the range between 702 yen and 763 yen.

Under the comparable company analysis method, the value of the Target Company Shares was evaluated by comparing the market price, profitability and other financial indicators of listed companies found to be engaged in businesses similar to that of the Target Company, and the per-share value of the Target Company Shares was determined to be in the range between 719 yen and 839 yen.

Under the DCF Method, taking into consideration the revenue forecasts in the Business Plan for the three years from the fiscal year ending March 2025 to the fiscal year ending March 2027 prepared by the Target Company, and publicly available information and other various assumptions, the corporate value and share value of the Target Company were evaluated by discounting free cash flow that the Target Company is expected to generate from the third quarter of fiscal year March 2025 onward to the present value at a certain discount rate, and the per-share value of the Target Company Shares was determined to be in the range between 895 yen and 1,069 yen.

It should be noted that the financial forecasts under the Business Plan prepared by the Target Company that AGS Consulting used as a basis for the calculation using the DCF Method do not include any fiscal year for which a significant increase or decrease in profit is expected, but do include fiscal years for which a significant increase in free cash flow is expected. Specifically, in the fiscal year ending March 2025, a decrease in working capital arising from an increase in advance payments received due to an increase in sales is expected; thus, a significant increase in free cash flow is expected.

Further, regarding synergy effects expected from execution of the Transaction, a specific estimate is presently difficult; therefore, such effects are neither considered in the aforementioned financial forecasts nor the calculations that AGS Consulting performed based on such financial forecasts.

(C)	Advice from a law firm independent from the Target Company

To carefully approach the Target Company’s decision-making relating to the Transaction, including the Tender Offer, and to ensure the fairness and appropriateness of decision-making by the Target Company’s board of directors, the Target Company has received necessary legal advice since mid-June 2024 concerning the decision- making methods and processes of the Target Company’s board of directors, including assorted procedures relating to the Transaction, and other considerations, from Mori Hamada & Matsumoto, which was appointed as a legal advisor independent from the Tender Offeror, MUFG, Tendering Shareholders and the Target Company.

Mori Hamada & Matsumoto is not a related party of the Tender Offeror, MUFG, Tendering Shareholders or the Target Company, and has no noteworthy material interests in the Transaction.

Furthermore, the Special Committee confirmed that there are no issues regarding the independence and expertise of Mori Hamada & Matsumoto. Remuneration for Mori Hamada & Matsumoto consists solely of hourly compensation payable regardless of completion of the Transaction and does not include a performance fee subject to successful completion of the Transaction.

(D)	Establishment by the Target Company of an Independent Special Committee and Procurement of a Written Report from the Committee

(i)	Background of establishment etc. of the committee

As stated in “(i) Background of establishment of a system for consideration” in “(B) Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer, and Management Policy After the Tender Offer” above, in order to ensure the fairness of the entire process of negotiating and making determinations of the appropriateness of the Transaction and the reasonableness of the transaction terms and conditions from the perspective of enhancing its corporate value and securing the interests of its minority shareholders, the Target Company at a board of directors meeting on August 27, 2024, resolved to establish the Special Committee comprising three members who are independent from the Partner Candidates, Tendering Shareholders, and the Target Company (Mr. Taku Matsumoto, Target Company’s independent outside Audit & Supervisory Board Member; Mr. Takashi Suga, Target Company’s independent outside Director; and Ms. Eri Sugiyama (partner at Habataki Law Office, outside Audit & Supervisory Board member of ShinMaywa Industries, Ltd., professor of legal practice at Kobe University Graduate School of Law, outside Director of Linical Co., Ltd., and outside Audit & Supervisory Board member of ROHTO Pharmaceutical Co., Ltd.). (There have been no changes to the membership of the Special Committee since its establishment, and Mr. Taku Matsumoto was elected as the chair of the Special Committee by mutual vote from among the members.) The Target Company selected these individuals as members of the Special Committee for the following reasons: Mr. Taku Matsumoto, for his expert knowledge as an attorney and as Target Company’s independent outside Audit & Supervisory Board member, and his understanding of the Target Company’s businesses; Mr. Takashi Suga, for his extensive experience and in- depth knowledge as a senior executive through serving as president of a listed company, and for his understanding of the Target Company’s businesses as the Target Company’s independent outside Director; and Ms. Eri Sugiyama for her expert knowledge as an attorney and her experience in monetary policy. The Target Company has confirmed that the members of the Special Committee do not have any interests in the Partner Candidates, Tendering Shareholders, or the Target Company, or any material interest in completion of the Transaction that differs from that of general shareholders. The members of the Special Committee will be paid a fixed amount as consideration for their duties, regardless of the content of their report, and such consideration does not include a performance fee subject to successful completion of the Transaction. Further, the appointment of these individuals as members of the Special Committee has received the unanimous consent of the directors, and the auditors have provided a unanimous opinion expressing no objection to the foregoing resolution.

Further, as stated in “(i) Background of establishment of a system for consideration” in “(B) Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer, and Management Policy After the Tender Offer”, the Target Company, by the resolution of its board of directors meeting on August 27, 2024, consulted the Special Committee on the Consultation Matters.

Furthermore, in establishing the Special Committee, the Target Company’s board of directors has resolved that (i) the decisions of the Target Company’s board of directors regarding implementation of the Capital Policy including whether to support the tender offer will be made with the utmost respect for the determinations made by the Special Committee, and (ii) if the Special Committee determines that implementation of the Capital Policy or the transaction terms and conditions are not appropriate, the Target Company’s board of directors will not approve the Transaction. In addition, the Target Company’s board of directors has resolved that the Target Company will authorize the Special Committee to conduct the Authorized Matters.

(ii)	Background of consideration

The Special Committee met a total of 15 times between August 27, 2024, and February13, 2025, for a total of approximately 15 hours; and even between the meeting dates, it made reports, shared information, conducted deliberations and made decisions as necessary by email, phone, and web conference, and carefully considered and discussed the Consultation Matters.

Specifically, the Special Committee, after confirming there was no problem with their independence, expertise, or track records, approved the appointment of the Target Company’s legal advisor Mori Hamada & Matsumoto, its financial advisor WithCore, and its financial advisor and third-party appraiser AGS Consulting. In addition, after confirming that there was no problem with the independence of the internal system at the Target Company for consideration, negotiations, and determinations regarding the Process and the Capital Policy including the Transaction, or with the secretariat of the Special Committee, the Special Committee gave its approval.

Then, the Special Committee asked written questions of, and held interviews with, the two Partner Candidates that had submitted letters of intent in the Process, compared the content of the respective letters of intent, and gave its opinion to the Target Company’s board of directors regarding which of the Partner Candidates was appropriate to select as a Partner.

After the Tender Offeror etc. were selected as Partner, the Special Committee asked the Tender Offeror etc. written questions multiple times regarding the significance and purpose of the Transaction, the expected structure of the Transaction and tender offer price, and managerial policy after the Transaction.

Further, the Special Committee received an explanation from the Target Company regarding the content and course of preparation behind the Target Company business plan (“Business Plan”) that formed the basis of negotiations with the Tender Offeror etc. and was the basis for the share valuation by AGS Consulting and, after questions and answers, confirmed the reasonableness of and approved the business plan. Further, as discussed above in “(B) Procurement by the Target Company of a Share Valuation Report from an Independent Third-party Appraiser”, AGS Consulting carried out a share valuation of Target Company Shares on the basis of the business plan prepared by the Target Company; the Special Committee received an explanation from AGS Consulting regarding the method of computing the share valuation of the Target Company, the results using the assorted calculation methods, and the premium levels in recent similar deals; and after questions and answers with AGS Consulting and deliberations and consideration, and with advice from WithCore from time to time, it confirmed the reasonableness of the foregoing.

In addition, the Special Committee asked written questions and carried out interviews of the Target Company’s management team regarding the significance and purpose of the Transaction and managerial policy after the Transaction.

Further, regarding the specifics of the Capital and Business Alliance Agreement and the state of negotiations therefor, the Special Committee received explanations from time to time from the Target Company and, taking into account the advice of Mori Hamada & Matsumoto, WithCore, and AGS Consulting, carried out consideration of the negotiating policy and gave instructions as necessary, and in the end approved the content of the Capital and Business Alliance Agreement.

In addition, regarding the negotiations with Tender Offeror etc., the Special Committee received reports from time to time from the Target Company and its advisors, and taking into account the advice of Mori Hamada & Matsumoto, WithCore, and AGS Consulting, carried out deliberations and consideration and where necessary gave its opinion regarding the Target Company’s negotiating policy and through AGS Consulting carried out negotiations with Tender Offeror etc.

(iii)	Determinations

Following the above process, and as a result of careful consideration and discussion of the Consultation Matters in light of the legal advice from Mori Hamada & Matsumoto, the advice from the financial standpoints from WithCore and AGS Consulting and the Share Valuation Report received from AGS Consulting on February 13, 2025, the Special Committee with the unanimous support of its members submitted the Report to the Target Company’s board of directors on February 13, 2025, with the key points discussed below.

(a) Content of the Report

(1)	The Transaction is found to contribute to enhancement of the Target Company’s corporate value and its purpose is found to be legitimate and reasonable.

(2)	It is found that the fairness and appropriateness of the procedures relating to the Transaction, including the Process, have been secured.

(3)	It is found that the fairness and appropriateness of the terms of the Transaction have been secured.

(4)

The Target Company’s board of directors should pass a resolution expressing an opinion in support of the Tender Offer and leaving to the determination of the Target Company’s shareholders the matter of whether to tender their shares in the Tender Offer.

(5)

In light of (1) through (4) above, it is believed that a decision by the Target Company’s board of directors to implement the Transaction (a decision to express an opinion in support of the Tender Offer and to leave to the determination of the Target Company’s shareholders the matter of whether to tender their shares in the Tender Offer) would not be disadvantageous to the Target Company’s minority shareholders.

(b) Reason for the Report

1.	The Legitimacy and Reasonableness of the Purpose of the Transaction

For the following reasons, the Transaction is found to contribute to enhancement of the Target Company’s corporate value and its purpose is found to be legitimate and reasonable.

(1)	The business environment surrounding the Target Company, management issues, etc.

•

The Target Company’s explanation of the business environment surrounding the Target Company is that (i) the current state of the rental real estate market is that, despite a significant declining trend in Japan’s population, the number of single-person households (especially the elderly) and the number of foreign worker households are increasing and additionally the average rent is on the rise, and all these and other factors are expected to lead to a gradual expansion of the market; (ii) meanwhile, competition in the rent liability guarantee industry continues to intensify, and given this situation, tenants, landlords and real estate companies are expected to become more selective about choosing rent liability guarantee service providers going forward; (iii) to survive in this business environment, the Target Company, by overcoming such challenges such as making it easier for persons requiring special assistance in securing housing to procure guarantees and adapting to the digitization of society, seeks to improve profitability by increasing the number of contracts, raising unit prices, achieving advanced liability management and enhancing operational efficiency, and the Target Company believes that it needs, by doing so, to solidify its presence in rent liability guarantee businesses.

(2)	Transaction synergies and other advantages

A.	Expectations of the Tender Offeror etc.

•

According to the explanation from the Tender Offeror etc., by making the Target Company a consolidated subsidiary of the Tender Offeror, as discussed above in “A. Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer” in “(2) Background, Purpose, and Decision- making Process Leading to the Implementation of the Tender Offer, and Management Policy After the Tender Offer”, the Tender Offeror etc. believes that primarily the following synergies can be attained: (i) utilization of the MUFG Group’s customer base, (ii) use of the MUFG Group’s credit, (iii) improved merchantability and expansion of customer touch points through cross-selling, and (iv) cost reduction through greater operational efficiency.

B.	Expectations of the Target Company’s management team

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According to the explanations from the Target Company’s management team, as discussed above in “(iii) Determinations” in “B. Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer, and Management Policy After the Tender Offer”, believes that primarily the following synergies can be attained: (i) Increased revenues from introducing credit card payment for rent, (ii) joint development of a corporation screening engine, (iii) greater trustworthiness through use of the credit of the MUFG Group, (iv) expansion of customer base through business partner introductions, and (v) cost reduction through greater operational efficiency.

C.	Specifics of the Capital and Business Alliance Agreement

•

As discussed above in “(A) Capital and Business Alliance Agreement” in “(3) Matters concerning Material Agreements pertaining to the Tender Offer”, the Target Company, the Tender Offeror and MUFG Bank plan to agree that under the Capital and Business Alliance Agreement, in order to enhance the corporate value of the companies concerned, (1) MUFG Bank will itself introduce, or cause its group companies to introduce, to the Target Company those transaction counterparties and networks of the MUFG Group with which the Target Company seeks a business alliance and (2) the parties will cooperate in the formulation and implementation of concrete plans for the development of new products that incorporate payment using cards issued by the Tender Offeror and other competitive products.

•

Further, as discussed above in “(A) Capital and Business Alliance Agreement” in “(3) Matters concerning Material Agreements pertaining to the Tender Offer”, it is planned to agree that under the Capital and Business Alliance Agreement, in order to enhance the corporate value of the companies concerned, (1) measures to enhance the corporate value of the Target Company, including further enhancement of the Target Company’s corporate image and credibility through the use of MUFG Group credit, cost reductions through more efficient business operations by the Target Company utilizing the Tender Offeror’s knowledge and know-how, mutual cooperation for expanding the Target Company’s commercial rent liability guarantee business, (2) introduction and promotion of settlement services provided by the MUFG Group through the Target Company’s utilizing payment using credit cards issued by the Tender Offeror and the diverse settlement means provided by Mitsubishi UFJ Factors, campaigns directed at users of the Target Company’s Rent Liability Guarantee Services, promoting the use of cards issued by the Tender Offeror and the opening of accounts at MUFG Bank, provision of the Tender Offeror’s services such as one-stop public utilities payment procedures registration that will enhance convenience for the Target Company’s Rent Liability Guarantee Services users, and provision of settlement solution services to Cooperating Companies, and (3) other matters agreed in writing by the Capital and Business Alliance Agreement Parties, are to be the subject of discussions and consideration.

D.	Determinations of the Special Committee

•

While the rent liability guarantee industry has a relatively small market size, of roughly 200 billion yen, it has seen steady growth continue. Meanwhile, because permits and licenses aren’t required, market entry is easy, and there are already around 300 businesses operating in the market; recently, consumer credit companies and other competitors have started a price war, regional banks continue to join the market, and competition has grown fierce. Under these harsh business conditions, the Target Company’s management team is aware that the market environment is such that even the Target Company, which is the largest player in the market, will have difficulties attaining steady growth on its own and that measures to enhance corporate value through an alliance etc. with a major financial institution and the ability to provide high quality products and services with added value that can ensure revenue without being drawn into a price war over insurance premiums are pressing management issues; the Target Company’s medium-term management plan contains (i) strategies for the residential rent liability guarantee business that include measures for stronger tie-ups with regional banks and measures targeting the elderly; (ii) strategies for advancing and expanding into promising markets, such as commercial rent liability guarantees and tuition guarantees; and (iii) digital transformation strategies for improving internal operational processes, achieving greater efficiencies through digitalization, labor savings, and expansion of customer contact points through utilization of digital transformation; it is found that the specifics of the synergies that the Tender Offeror and the Target Company expect from the Transaction, the specifics of the business alliance that the Target Company plans to agree upon in the Capital and Business Alliance Agreement, the Capital Policy, and the specifics of managerial policy after the Transaction are consistent with the foregoing managerial strategies, will contribute to resolving the managerial issues facing the Target Company, and the Transaction has reasonableness from the perspective of enhancement of the Target Company’s corporate value.

(3)	Disadvantages and dis-synergies from the Transaction

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Regarding the business disadvantages of the Transaction, the Special Committee received explanation from the Target Company that (i) if the Target Company becomes a member of the MUFG Group, it would generally be thought that there might be an impact on transactions with Cooperating Companies with close ties to other bank groups and regional banks; however, even in that case, the Target Company will maintain its listing and its independent management, and expects to appeal to Cooperating Companies and regional banks with its policy of making deals without regard to bank affiliations, and, further, it is standard for Cooperating Companies to have transactions with multiple insurance companies and thus it is not the type of transaction structure where becoming part of a specific bank group would have much of an impact; in light of these circumstances, the Target Company believes that the impact from the Transaction would be extremely small and (ii) regarding any disadvantages arising from the Shareholders Agreeing to Tender no longer being shareholders, the Target Company believes that up to now, there have been no particular synergies with the Shareholders Agreeing to Tender or the financial institutions holding equity in them, and thus sees no disadvantages in this regard.

The Special Committee sees nothing unreasonable in the foregoing and has no objections.

(4)	Prospects for delisting of the Target Company’s shares after completion of the Tender Offer

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Delisting of the Target Company’s shares is not a goal of the Tender Offer, and it is expected that the Target Company’s shares will remain listed on the Standard Market of the Tokyo Stock Exchange even after the Tender Offer is completed.

•

There is the possibility that as a result of the Target Company’s shares in circulation being tendered in the Tender Offer, the number of Company shares in circulation will decrease to the extent that the shares in circulation ratio, a listing standard of the Tokyo Stock Exchange, will no longer be met, and in that case, there is the possibility that certain procedures will be undertaken and the Target Company’s shares delisted. However, (i) if the listing standard is no longer met because of the Tender Offer, the Target Company plans to hold discussions with the Tender Offeror etc. in light of the specific shareholder composition after the Tender Offer and the number of shares in circulation, and following agreement, will implement the optimal measures for maintaining the listing of the Target Company’s shares; additionally, (ii) as discussed above in “(A) Capital and Business Alliance Agreement” in “(3) Matters concerning Material Agreements pertaining to the Tender Offer”, it is planned that under the Capital and Business Alliance Agreement, it will be agreed that the Tender Offeror and MUFG Bank will respect the Target Company’s managerial autonomy and independence as a listed company, and, so that the Target Company’s common shares can remain listed on the Tokyo Stock Exchange, will act in a manner not contravening the rules etc. of the Tokyo Stock Exchange, will cooperate as necessary with the Target Company, and will cause the MUFG Group to comply with this duty.

•	In light of the foregoing, it is found that it can be expected with sufficient certainty that the Target Company’s shares will remain listed even after completion of the Tender Offer.

(5)	The Target Company’s management policy after the Transaction

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As discussed above in “(A) Capital and Business Alliance Agreement” in “(3) Matters concerning Material Agreements pertaining to the Tender Offer”, it is planned to agree under the Capital and Business Alliance Agreement regarding the management structure of the Target Company after the Transaction that (i) starting from the time of conclusion of the ordinary general shareholders meeting for the term ending March 2025, the total number of directors of the Target Company will be eight, of which four will be executive directors and four will be outside directors, (ii) of this total number of directors of the Target Company, the Tender Offeror will have the right to nominate one executive director and one outside director, and (iii) the Tender Offeror, when exercising its voting rights regarding proposals for the election of directors of the Target Company other than the ones the Tender Offeror has the right to nominate, the Tender Offeror shall respect the report of the nomination and compensation committee.

•

Regarding the matters set forth in “(A) Capital and Business Alliance Agreement” in “(3) Matters concerning Material Agreements pertaining to the Tender Offer” above, it is planned to agree that starting from the day of completion of the settlement of the Tender Offer, the Target Company shall obtain the Tender Offeror’s approval before carrying out the relevant matter; however, regarding such matters, excluding “(a) Actions requiring a general shareholders meeting resolution”, it is required that the Tender Offeror and the Target Company determine them to be material when considered from the perspective of attaining the purpose of the Capital and Business Alliance Agreement and of enhancing the corporate value of the Capital and Business Alliance Agreement Parties.

•

In addition, under the Capital and Business Alliance Agreement, it is planned that after the execution date of the Capital and Business Alliance Agreement, discussions will be held and agreement reached regarding matters requiring prior consultation with the Tender Offeror, matters requiring prior report to the Tender Offeror, and matters requiring after-the-fact report when, starting from the day of completion of the settlement of the Tender Offer, the Target Company makes a decision regarding business or executes business.

•

The Special Committee received reports from time to time regarding the progress of negotiations regarding the Capital and Business Alliance Agreement, where necessary considered and gave instructions regarding negotiation policy, taking into account advice from WithCore, AGS and Mori Hamada & Matsumoto, and in the end approved the content of the Capital and Business Alliance Agreement; the Special Committee has no objection to the content to which the Target Company is planning to agree.

•

In light of the matters specified in the Capital and Business Alliance Agreement and the managerial policy of the Tender Offeror etc. as told to the Special Committee, the current corporate culture and managerial autonomy of the Target Company is to be respected; this can be called effective for maximizing the corporate value of the Target Company, and allows it to be forecasted with sufficient certainty that the Target Company Shares will remain listed. Therefore, even taking into account the managerial policy of the Target Company after the Tender Offeror etc. executes the Transaction, it is projected that the Transaction will lead to an enhancement of the Target Company’s corporate value.

2.	The fairness and appropriateness of the procedures relating to the Transaction

For the reasons detailed below, it is found that the fairness and appropriateness of the procedures relating to the Transaction, including the Process, have been secured.

(1)	Implementation of the Process

•

For the Transaction, as detailed below in “(H) Implementation of Bidding Procedures”, the Process was undergone by two Partner Candidates that were expected to enhance the Target Company’s corporate value through execution of the Capital Policy, and in consideration of the proactive involvement and the opinions of the Special Committee, the Tender Offeror etc., which was likely to enhance the Target Company’s corporate value (synergy) through a capital and business alliance, had proposed a higher Tender Offer Price than the other Partner Candidate, and also offered a superior transaction structure, was selected as Partner; thus, the implementation of the Process can be regarded as having been a procedure in which an opportunity was secured to receive a wide range of proposals for the Target Company’s corporate value enhancement and the proposal that would better contribute to the interests of the Target Company’s minority shareholders was selected.

(2)	Establishment of independent Special Committee

In light of the conditions of establishment and operation of the Special Committee as detailed below, the Special Committee is found to have functioned effectively as a measure for ensuring fairness.

•

Around late June 2024, the Target Company confirmed the intent of the Shareholders Agreeing to Tender to sell their Target Company shares and decided to implement the Process in order to select a Partner. Then, by resolution of a board of directors meeting on August 27, 2024, and with the advice of Mori Hamada & Matsumoto, the Target Company established the Special Committee.

•

When the Special Committee was established, mechanisms by which the Target Company would make its decision with utmost respect for the determination reached by the Special Committee were secured, and the Authorized Matters were granted to the Special Committee; thus, necessary authority etc. was granted to ensure that the Special Committee would function effectively.

•

The members of the Special Committee can be considered independent because they do not have any interests in the Tender Offeror etc., MUFG Bank, Shareholders Agreeing to Tender, or the Target Company, and because they are not receiving any consideration which involves a performance fee subject to the successful completion of the Transaction, their independence from the success or failure of the Transaction is assured; and all members can be considered, in view of their attributes, career histories, etc., to be qualified to be members of the Special Committee.

•

The Special Committee confirmed that WithCore, AGS, and Mori Hamada & Matsumoto had no problems with regard to expertise, track record, or independence from the Tender Offeror etc., MUFG Bank, Shareholders Agreeing to Tender, or the Target Company, and on that basis approved their appointment as, respectively, the Target Company’s financial advisor, financial advisor and third-party appraiser, and legal advisor, and obtained their advice.

•	The Special Committee obtained sufficient information to consider and make a determination regarding the Consultation Matters.

•

The Special Committee received reports as necessary from the Target Company’s advisors regarding the background and particulars etc. of discussions and negotiations for the Transaction between the Tender Offeror etc. and the Target Company, and on that basis, held meetings as a committee to discuss policies for the discussions and negotiations, communicated opinions multiple times, gave instructions as necessary, and otherwise was substantively involved throughout the process of negotiation with the Tender Offeror etc.

(3)	Target Company’s acquisition of advice from an independent financial advisor

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The Target Company appointed WithCore as a financial advisor independent of the Tender Offeror etc., MUFG Bank, Shareholders Agreeing to Tender, and the Target Company, and, with the Special Committee’s approval, has engaged in external negotiations and obtained expert advice from a financial perspective.

(4)	Target Company’s procurement of advice and share valuation report from an independent financial advisor and third-party appraiser

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The Target Company appointed AGS as a financial advisor and third-party appraiser independent of the Tender Offeror etc., MUFG Bank, Shareholders Agreeing to Tender, and the Target Company, and, with the Special Committee’s approval of such advisor and appraiser, obtained expert advice from a financial perspective and procured the Share Valuation Report on February 13, 2025.

(5)	Target Company’s acquisition of advice from an independent legal advisor

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The Target Company appointed Mori Hamada & Matsumoto as a legal advisor independent of the Tender Offeror etc., MUFG Bank, Shareholders Agreeing to Tender, and the Target Company, and, with the Special Committee’s approval of such advisor, received necessary legal advice beginning in mid-June 2024 regarding the decision-making methods and processes of the Target Company’s board of directors, including procedures related to the Capital Policy including the Transaction, regarding the measures to be taken to ensure the fairness of procedures, and regarding other matters of note.

(6)	Establishment of an independent system for consideration in the Target Company

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The Target Company internally established a system allowing consideration, negotiation, and determinations regarding the Capital Policy including the Transaction, from a position independent of the Tender Offeror etc. MUFG Bank, and Shareholders Agreeing to Tender.

•

It is noted that Mr. Hidehiko Ibaraki, representative director, vice president and executive officer of the Target Company, and Mr. Yoshiyuki Hirano, outside director of the Target Company, previously held positions at MUFG Bank, and that Mr. Tatsuya Fujimoto, director, managing executive officer, and general manager of the Head Operations Office of the Target Company, previously held a position at the Tender Offeror, but given that these three individuals are presently not officers or employees of the Tender Offeror etc. or MUFG Bank, that it has been more than seven years since they left the Tender Offeror etc. and MUFG Bank, and that they have no special interests in the Tender Offeror etc. or MUFG Bank at present, they were determined to be independent from the Tender Offeror etc. and MUFG Bank and therefore were involved in the system for consideration described above, and thus have participated in deliberations and voting at the board of directors regarding the Transaction, and Mr. Hidehiko Ibaraki has participated in discussions and negotiations with the Tender Offeror.

•

The Target Company obtained approval by the Special Committee that the systems for consideration of the Transaction at the Target Company (including the scope of Target Company officers and employees involved in consideration, negotiations and determinations regarding the Transaction and their duties) present no issues from the perspective of independence or fairness.

(7)	Securing of opportunity for other acquirers to propose acquisitions (market check)

•	In light of the course of implementation of the Process, a so-called proactive market check can be considered to have been performed for the Transaction.

•

The offer period for the Tender Offer has been set at 32 business days, which is longer than the statutory minimum period. This ensures an opportunity for potential acquirers other than the Tender Offeror to make competing offers, and has provided a period for Target Company shareholders to carefully weigh the advisability of the Transaction and appropriateness of the Tender Offer Price and make appropriate determinations regarding whether to tender their shares in the Tender Offer.

•

The Capital and Business Alliance Agreement, provided that certain requirements are satisfied, allows the Target Company to agree to proposals it believes will contribute to its corporate value enhancement, and cannot be said to unduly impede opportunities for parties other than the Tender Offeror to make competing offers etc.

(8)	Robust information disclosure

•	In the Press Release, robust disclosure is planned which will ensure an opportunity for general shareholders to make appropriate determinations based on sufficient information.

3.	The fairness and appropriateness of the terms of the Transaction

For the following reasons, it is found that the fairness and appropriateness of the terms of the Transaction have been secured.

(1)	Reasonableness of methods of transaction

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Using the tender offer method when making a listed company into a consolidated subsidiary is a common practice, and the Tender Offer provides minority shareholders who have expectations regarding the Transaction’s enhancement of the Target Company’s corporate value with the option of not tendering their shares in the Tender Offer and maintaining their holdings of Target Company shares.

•

With regard to the type of consideration, cash has high liquidity and is an appropriate method of investment payout; thus, there is no reason that using cash as consideration will be disadvantageous to minority shareholders.

•	Therefore, the method of the Transaction and type of consideration for the acquisition are considered to be reasonable.

(2)	Fairness and appropriateness of Tender Offer Price

A.	Reasonableness of particulars of business plan

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The Target Company has obtained the Share Valuation Report from AGS; the Business Plan, which was the basis for the DCF Method valuation in such Share Valuation Report, was approved by the Target Company in a board of directors meeting in May 2024, uses forecast values similar to the Medium-term Management Plan that was announced on May 15, 2024, and thus can be regarded as having utmost expectations regarding the Target Company’s reasonable growth, to the extent feasible at present in light of the Target Company’s current performance and business environment.

•

The period of the Business Plan cannot be considered unreasonable on any point. Likewise, in light of current M&A practices in Japan, it cannot be considered unreasonable that the Business Plan does not assume the execution of the Tender Offer or take into account the synergy effects whose realization can be expected from the successful completion of the Tender Offer.

•

No secondees from the Tender Offeror etc. or officers or employees concurrently employed with the Tender Offeror etc. were involved in the Business Plan’s formulation, and the formulation procedures for the Business Plan cannot be considered unreasonable on any point.

•

In light of the foregoing, the background to the formulation of the Business Plan involved no circumstances which raise suspicion as to fairness, nor can the particulars of said Business Plan be considered unreasonable on any point.

B.	Results of share valuation by independent third-party appraiser

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The market share price method, comparable companies method, and DCF Method employed by AGS in the Share Valuation Report are valuation methods which are commonly used in share valuation reports for transactions similar to the Transaction, and AGS’s reasons for employing these valuation methods cannot be considered unreasonable on any point.

•

The particulars of AGS’s valuations in the Share Valuation Report by the market share price method, comparable companies method, and DCF Method cannot be considered unreasonable on any point, and the Tender Offer Price is an amount that exceeds the upper limit of the valuation range in the market share price method and comparable companies method, and is above the median value in the DCF Method valuation range of 982 yen.

C.	Premium level of Tender Offer Price relative to market price of Target Company shares

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The Tender Offer Price, when compared with comparable cases (the total of 19 cases of successful tender offers announced and completed in the period from June 28, 2019, when the “Fair M&A Guidelines” was issued by the Ministry of Economy, Trade and Industry, until February 12, 2025, where prior to the transaction the tender offeror had a share ownership ratio in the target company below 33.4% and after the transaction the tender offeror had a share ownership ratio in the target company below 66.7%) is found to represent a higher level of premium.

(3)	Implementation of the Process and course of negotiations for transactional terms with the Tender Offeror

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The Tender Offer Price can be said to have been proposed against the backdrop of the bidding environment of the Process, which was carried out before the Tender Offeror etc. made its January 10, 2025 proposal for the Tender Offer Price (1,000 yen per share).

•

The Special Committee conducted serious negotiations with the Tender Offeror etc. with the aim that the Transaction would be carried out under terms as advantageous as possible for the Target Company’s minority shareholders, and the Tender Offer Price is a price to which the Target Company and the Tender Offeror etc. agreed as a result of such negotiations.

4.	The advisability of expressing an opinion in support of the Tender Offer and recommending that Target Company shareholders tender their shares in the Tender Offer

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As detailed in 1. above, the Transaction is found to contribute to the enhancement of the Target Company’s corporate value and its purpose is found to be legitimate and reasonable; as detailed in 2. above, it is found that the fairness and appropriateness of the procedures for the Transaction, including the Process, have been secured; and as detailed in 3. above, it is found that the fairness and appropriateness of the terms of the Transaction have been secured. Therefore, it is found that the Target Company’s board of directors should express an opinion in favor of the Tender Offer.

•

However, with regard to the tendering of shares in the Tender Offer, as detailed in 3. above, although the fairness and appropriateness of the terms of the Transaction are found to have been secured, because the Tender Offer sets an upper limit on the number of shares to be purchased, because the policy of the Tender Offeror and Target Company is to maintain the listing of Target Company Shares even after the Tender Offer, and because the Target Company’s shareholders have the option to maintain their holdings of Target Company Shares after the Tender Offer, it is found that the Target Company’s board of directors should resolve to leave the decision of whether to tender shares in the Tender Offer to the discretion of the Target Company’s shareholders.

5.	Whether a decision by the Target Company’s board of directors to implement the Transaction would be disadvantageous to the Target Company’s minority shareholders

•

As detailed in 1. above, the Transaction is found to contribute to the enhancement of the Target Company’s corporate value and its purpose is found to be legitimate and reasonable; as detailed in 2. above, it is found that the fairness and appropriateness of the procedures for the Transaction, including the Process, have been secured; as detailed in 3. above, it is found that the fairness and appropriateness of the terms of the Transaction have been secured; and as detailed in 4. above, it is found that the Target Company’s board of directors should express an opinion in favor of the Tender Offer (but should resolve to leave the decision of whether to tender shares in the Tender Offer to the discretion of the Target Company’s shareholders). Therefore, it is found that a decision by the Target Company board of directors to implement the Transaction (expression of an opinion in favor of the Tender Offer, and decision to leave the decision of whether to tender shares in the Tender Offer to the discretion of the Target Company’s shareholders) will not be disadvantageous to the Target Company’s general shareholders.

(E)	Establishment of an Independent Review System in the Target Company

As stated in “(B) Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer, and Management Policy After the Tender Offer” above, in light of legal advice from Mori Hamada & Matsumoto regarding the decision-making methods and processes relating to the Transaction, and other considerations relating to the decision-making for the Transaction, and from the perspectives of enhancing its corporate value and securing the common interests of its shareholders in a position independent from Partner Candidates, and Tendering Shareholders, the Target Company began establishing a system to consider, negotiate and make determinations concerning the Transaction in mid-June 2024.

Specifically, under the instructions of the Special Committee, the Target Company took care when establishing the system (all directors (seven) and 13 employees: total of 20 members) so that no officer or employee also serving as an officer or employee at the Tender Offeror, MUFG or a Tendering Shareholder was involved in any consideration, negotiations, or determination at the Target Company concerning the Transaction, namely, consideration of the synergy effects with the Partner Candidates from the Transaction, handling of the due diligence of the Target Company by the Tender Offeror etc., and management policy at the Target Company after the Transaction.

It is noted that Mr. Hidehiko Ibaraki, representative director, vice president, and executive officer of the Target Company, and Mr. Yoshiyuki Hirano, Target Company outside director, previously held positions at MUFG Bank, and Mr. Tatsuya Fujimoto, Managing Director, Operations Division Manager and executive officer, previously held a position at the Tender Offeror. However, given that they are presently not an officer or employee of the Tender Offeror, MUFG, or MUFG Bank, and it has been more than seven years since they left the Tender Offeror etc. and MUFG Bank, and they have no special interests in the Tender Offeror, MUFG, or MUFG Bank at present, and for other reasons, they were deemed independent from the Tender Offeror etc. and MUFG Bank and therefore are involved in the system for consideration described above.

The establishment of the Target Company’s system for considering the Transaction (including the scope of Target Company officers and employees involved in consideration, negotiations and making determinations regarding the Transaction and their duties), including the foregoing handling, is based on the advice from Mori Hamada & Matsumoto. Further, the Special Committee has confirmed that there are no issues from the perspectives of independence and fairness.

(F)	Unanimous Approval of All Disinterested Directors of the Target Company and Opinion of No Objection by All Disinterested Auditors

As stated in “(B) Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer, and Management Policy After the Tender Offer” above, the Target Company conducted thorough discussions and consideration regarding whether the Transaction would contribute to enhancing Target Company’s corporate value and whether the Tender Offer Price and other terms of the Transaction were appropriate, based on legal advice received from Mori Hamada & Matsumoto, advice received from a financial perspective from AGS Consulting and WithCore, and the Share Valuation Report and while paying utmost respect to the determinations of the Special Committee expressed in the Report.

As a result, at its board of directors meeting held today, all seven Target Company directors participated in deliberations and the resolutions; and with the unanimous approval of all directors participating in the resolution, as stated in “(B) Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer, and Management Policy After the Tender Offer” above, determined that by the Target Company becoming a consolidated subsidiary of the Tender Offeror through the Tender Offer, building cooperative structures with the Tender Offeror etc., and endeavoring to generate synergy effects by sharing the resources and know-how of each company, the Target Company can expect to achieve the Target Company Medium-Term Management Plan and further growth and development, thereby contributing to further enhancement of its corporate value, and that sufficient care had been taken to protect the interests of both the minority shareholders who wished to sell their Target Company shares and the minority shareholders who did not wish to sell their shares, and thus resolved as follows: that the Target Company will express an opinion supporting the Tender Offer; and that, given that in the Tender Offer an upper limit has been set on the number of shares to be purchased and the Tender Offeror’s policy is to maintain the listing of Target Company Shares even after the Tender Offer, and that the Target Company’s shareholders have the option to maintain their holdings of Target Company Shares after the Tender Offer, the Target Company will refrain from determining the appropriateness of the Tender Offer Price, take a neutral stance on whether Target Company shareholders should tender their shares in the Tender Offer, and leave the decision up to Target Company shareholders themselves.

It is noted that Mr. Hidehiko Ibaraki, representative director, vice president, and executive officer of the Target Company, and Mr. Yoshiyuki Hirano, Target Company outside director, previously held positions at MUFG Bank, and Mr. Tatsuya Fujimoto, Managing Director, Operations Division Manager and executive officer, previously held a position at the Tender Offeror. However, given that they are presently neither officers nor employees of the Tender Offeror, MUFG, or MUFG Bank, and it has been more than seven years since they left the Tender Offeror, MUFG, and MUFG Bank, and they have no special interests in the Tender Offeror, MUFG, or MUFG Bank at present, and for other reasons, they were deemed independent from the Tender Offeror etc. and MUFG Bank and therefore are involved in the system for consideration described above; and Mr. Hidehiko Ibaraki also participated in the discussions and negotiations with the Tender Offeror etc. Such treatment is based on the advice from Mori Hamada & Matsumoto, and the Special Committee has confirmed that there are no issues from the perspectives of independence and fairness.

It is further noted that, at the board of directors meeting above, all of the Target Company Auditors expressed an opinion approving the foregoing resolution.

(G)	Measures to Ensure Opportunities for Purchase from Other Tender Offerors

The Tender Offeror has set the Tender Offer Period as 32 business days, while the statutory minimum period is 20 business days (Article 27-2, Paragraph 2 of the Act and Article 8, Paragraph 1 of the Order). By setting the Tender Offer Period longer than the statutory minimum, the Tender Offeror has ensured that Target Company shareholders have adequate opportunities to make appropriate decisions regarding tendering their shares in the Tender Offer; additionally, by providing opportunities for parties other than the Tender Offeror to carry out competing offers to purchase the Target Company Shares, the Tender Offeror seeks to ensure the fairness of the Tender Offer.

As discussed above in “(A) Capital and Business Alliance Agreement” in “(3) Matters concerning Material Agreements pertaining to the Tender Offer”, under the Capital and Business Alliance Agreement executed on February 14, 2025, by and among the Target Company, the Tender Offeror, and MUFG Bank, (i) in the period from the date of execution of the Capital and Business Alliance Agreement until the date of commencement of the settlement of the Tender Offer, the Target Company shall engage in no provision of information, discussions, negotiations, agreements, or implementation of or regarding a Contravening Transaction and (ii) on the execution date of the Capital and Business Alliance Agreement, the Target Company shall pass a board of directors resolution expressing an opinion in support of the Tender Offer (but remaining neutral regarding the matter of whether shareholders should tender their shares) (“Supporting Resolution”; such expression of opinion, “Expression of Supporting Opinion”) and shall maintain and not withdraw such Supporting Resolution until the final day of the Tender Offer Period. However, under the Capital and Business Alliance Agreement (i) during the period from the execution date of the Capital and Business Alliance Agreement to the day five business days before the Tender Offer Period, the Target Company receives from a third party other than the Tender Offeror a serious proposal relating to a Competing Proposal, the Target Company can engage in provision of information, discussions, negotiations, agreements, or implementation of or regarding a Contravening Transaction, and (ii) if in the period up to the day five business days before the final day of the Tender Offer Period, the Target Company receives a competing proposal from a third party other than the Tender Offeror, the Target Company is to promptly notify the Tender Offeror that it has received such Competing Proposal, and the Tender Offeror and the Target Company have agreed that in such a case, they will consult in good faith on changing the Tender Offer Price and making feasible the Capital and Business Alliance. If, in light of such discussions, (i) the Target Company does not change the Tender Offer Price to an amount that substantially exceeds the terms of the Competing Proposal by the business day immediately preceding the last day of the Tender Offer Period, (ii) the Target Company’s board of directors reasonably determines that expressing the Supporting Opinion constitutes a breach of a fiduciary duty of loyalty or a breach of the duty of due care of a good manager of the Target Company’s directors (however, the determination of whether there is a breach of a fiduciary duty of loyalty or a breach of the duty of due care of a good manager must not be based only on the comparative merits and demerits of the purchase price and other consideration, but must be determined after serious examination from the perspective of the feasibility of the transaction relating to the Competing Proposal, the details and the potential for development of the Business Alliance, and the enhancement of the Target Company’s corporate value), and the Special Committee withdraws its report that affirmed the Supporting Opinion, then the Target Company can withdraw or amend the Expression of Supporting Opinion. Further, under the Capital and Business Alliance Agreement, there are no provisions imposing on the Target Company any duty to compensate for damage, duty to pay penalty for breach, or any other duties, burdens, or conditions, regardless of how categorized, if the Target Company, in accordance with the provisions of the Capital and Business Alliance Agreement, (i) engages in provision of information, discussions, negotiations, agreements, or implementation of or regarding a Contravening Transaction or (ii) withdraws or amends the Expression of Supporting Opinion. As far as the Target Company is concerned, the provisions of the Capital and Business Alliance Agreement are not agreements prohibiting any contact between a third party with a Competing Proposal and the Target Company, and in certain circumstances, the Target Company can engage in provision of information, discussions, negotiations, agreements, or implementation of or regarding a Contravening Transaction or withdraw or amend the Expression of Supporting Opinion, and in such cases no duty is imposed on Target Company to pay compensation for damage or penalty for breach of agreement; thus it is believed that the Capital and Business Alliance Agreement does not unduly hinder opportunities for competing purchases etc. by persons other than the Tender Offeror.

(H)	Implementation of Bidding Procedures

As discussed above in “(B) Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer, and Management Policy After the Tender Offer”, starting on September 6, 2024, the Target Company implemented the Process for the two Partner Candidates, and on October 10, 2024, received letters of intent from both companies.

The Target Company, while paying utmost respect to the opinion of the Special Committee regarding the selection of a Partner, conducted a thorough comparative consideration of the received letters of intent, and from the perspective of enhancing the corporate value of the Target Company, the proposal of the Tender Offeror etc. was superior in terms of the specificity and feasibility of the measures, presented a specific Tender Offer Price at around 1,000 yen and so was superior in terms of the premium level, and, by being flexible about the minimum number of shares for purchase, had a structure with a strong possibility of success, determined that the content of the letter of intent from the Tender Offeror etc. was the best and that advancing its consideration of the Transaction with the Tender Offeror etc. would contribute to enhancing the Target Company’s corporate value in the future; and at its board of directors meeting held on October 22, 2024, the Target Company decided to select the Tender Offeror etc. as the Target Company’s Partner and engage in final negotiations directed toward implementation of the Transaction. Subsequently, the Target Company held ongoing negotiations with the Tender Offeror etc. and in the end received a proposal from the Tender Offeror etc. with a Tender Offer Price of 1,000 yen.

In such manner, the Target Company implemented the Process and ensured the opportunity to receive proposals directed at enhancing the corporate value of the Target Company from multiple Partner Candidates.

(5)	Plans for Additional Acquisition of Share Certificates Etc. After Successful Completion of the Tender Offer

As stated in “(1) Outline of the Tender Offer” above, as of today, the Tender Offeror intends to make the Target Company a consolidated subsidiary while maintaining the listing of the Target Company Shares even after the Tender Offer; and if the Tender Offeror acquires a majority of the voting rights of the Target Company through the Tender Offer and acquisition of Target Company Shares held by Mitsubishi UFJ Factors (384,615 shares, ownership ratio: 1.46%) based on the Share Transfer Agreement and thus achieves the objective of the Tender Offer, other than implementation of the Share Transfer, there is no plan at this point to additionally acquire the Target Company’s share certificates, etc. after the Tender Offer.

On the other hand, if the Tender Offeror falls short of acquiring a majority of the Target Company’s voting rights through the Tender Offer, the Tender Offeror and the Target Company are to discuss and agree on any steps necessary for the Tender Offeror to make the Target Company a consolidated subsidiary; and the Target Company has agreed to do its utmost to cooperate in such steps to the extent practicably reasonable.

Further, if the total number of Tendered Share Certificates, Etc. exceeds the maximum number of share certificates, etc. to be purchased, resulting in a pro rata allocation, Tendering Shareholders will not be able to sell a portion of the Target Company Shares they own through the Tender Offer. With respect to the policy on handling of the Target Company Shares that could not be sold through the Tender Offer, there are no agreements between the Tender Offeror and prospective Tendering Shareholders concerning any additional share acquisition by the Tender Offeror.

With respect to Target Company Shares that Tendering Shareholders would continue to hold if they are unable to sell through the Tender Offer, Tendering Shareholders will consider a disposal policy going forward based on the number of such Target Company Shares and other factors; and no specifics have been determined at this point.

(6)	Prospects and Reasons for Delisting

Target Company Shares are listed on the Standard Market of the TSE as of today; however, the Tender Offer is not designed to delist Target Company Shares, and the Tender Offeror will conduct the Tender Offer, setting

13,026,385 shares (ownership ratio: 49.55%) as the maximum number of share certificates, etc. to be purchased. For this reason, the number of Target Company Shares that the Tender Offeror will hold after successful completion of the Tender Offer is expected to be no more than 13,411,000 shares (ownership ratio: 51.01%), which is the foregoing number plus the number of Shares Not To Be Tendered that will be transferred by Mitsubishi UFJ Factors to the Tender Offeror through the Share Transfer; accordingly, the Target Company Shares are expected to remain listed on the Standard Market of the TSE even after successful completion of the Tender Offer.

However, given that the Target Company’s share circulation ratio (Note 1) was 48.49% as of the end of March 2024, it is possible that as a result of Target Company’s shares in circulation (Note 2) being tendered in the Tender Offer, the number of Target Company’s shares in circulation will decline and the Target Company will no longer meet the share circulation ratio threshold of 25.00% or higher under the listing maintenance criteria for the Standard Market of the TSE. However, the Tender Offeror and the Target Company have agreed in the Capital and Business Alliance Agreement to cooperate as necessary to maintain the listing of the Target Company Shares on the Standard Market of the TSE. With respect to other listing maintenance criteria, such as the number of shares in circulation and the market capitalization of shares in circulation, the Target Company is expected to continue to meet such requirements regardless of the outcome of the Tender Offer.

(Note 1)	“Share circulation ratio” means the value obtained by dividing the number of shares in circulation by the number of listed shares, including treasury shares.

(Note 2)

“Shares in circulation” refers to listed securities in the number of listed securities as of the immediately preceding date of record less share certificates, etc. with low liquidity as defined by the TSE (this refers to shares held by individuals or partnerships, etc. holding 10% or more of the listed shares, listed companies, officers, etc. (this refers to officers of the listed company, their spouses and blood relatives within the second degree, companies in which these individuals collectively own a majority of the voting rights of all shareholders, and affiliated companies of the listed company and their officers), domestic ordinary banks, insurance companies, business corporations, etc.). The shares held by Tendering Shareholders are classified as shares not in circulation, and the percentage that these shares represent of the listed shares of the Target Company is 24.28%.

II.	Outline of the Tender Offer

(1)	Outline of the Target Company

(1)	Name	Zenhoren Co., Ltd.

(2)	Address	905 Ameku, Naha, Okinawa

(3)	Name and Title of Representative	Yukiharu Sako, Representative Director, President and Executive Officer

(4)	Description of Business	Rent liability guarantee and rent management risk hedging

(5)	Capital	1,694 million yen (as of January 31, 2025)

(6)	Date of Incorporation	November 16, 2001

(7)	Major Shareholders and Shareholding Ratios (as of September 30, 2024)	AZ-Star No. 3 Investment Limited Partnership	28.40%
		Investment Z1 Investment Limited Partnership	9.86%
		Yukiharu Sako	7.07%
		Custody Bank of Japan, Ltd. (Trust Account)	3.47%
		FP Initial Public Offering 5 Investment Limited Partnership	3.31%
		Hikari Tsushin, Inc.	2.10%
		BBH LUX/BROWN BROTHERS HARRIMAN (LUXEMBOURG) SCA CUSTODIAN FOR SMD-AM FUNDS - DSBI JAPAN EQUITY SMALL CAP ABSOLUTE VALUE (standing proxy: Sumitomo Mitsui Banking Corporation)	1.73%
		The Okinawa Kaiho Bank, Ltd.	1.67%
		Mitsubishi UFJ Factors Limited	1.67%

		Zenhoren Co., Ltd. Employee Share Ownership Association	1.51%

(8)	Relationship between the Tender Offeror and the Target Company

	Capital Relationship

There are no applicable matters between the Tender Offeror or the parent company of the Tender Offeror and the Target Company.

A subsidiary of MUFG possesses shares of the Target Company for the purpose of temporary possession, etc. pertaining to the securities business (as of January 28, 2024). Also, Mitsubishi UFJ Factors Limited, a sub-subsidiary of MUFG, possesses 384,615 Target Company Shares (ownership ratio: 1.46%) as of today.

	Personnel Relationship	There are no applicable matters between the Tender Offeror or the parent company of the Tender Offeror and the Target Company.

Business Relationship

The Target Company engages in acquiring transactions related to rent payment by credit card, issuing transactions related to corporate cards, etc. with the Tender Offeror.

Also, the Target Company engages in banking transactions with MUFG Bank, Ltd., transactions related to specified money trust, property leasing, and management of shareholder registers, etc. with Mitsubishi UFJ Trust and Banking Corporation, transactions related to consignment of collection work, etc. via direct debit from bank accounts with Mitsubishi UFJ Factors Limited, and transactions related to stock option administration, etc. with Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

	Status as Related Party	There are no applicable matters.

(9)	Target Company’s financial condition and business results for the most recent three years

	Accounting period	Fiscal year ended March 2022 (21st term)	Fiscal year ended March 2023 (22nd term)	Fiscal year ended March 2024 (23rd term)

	Net assets	2,980 million yen	1,453 million yen	4,759 million yen

	Total assets	24,723 million yen	20,425 million yen	21,793 million yen

	Net assets per share	40.26 yen	79.03 yen	217.22 yen

	Sales	21,705 million yen	23,846 million yen	24,510 million yen

	Operating profit	1,699 million yen	1,904 million yen	2,224 million yen

	Ordinary profit	1,619 million yen	1,844 million yen	2,189 million yen

	Net profit	1,387 million yen	773 million yen	1,538 million yen

	Net profit per share	58.59 yen	32.65 yen	76.09 yen

	Dividend per share Common stock (Interim dividend per share) Preferred stock (Interim dividend per share)	- (-) 8 yen (4 yen)	- (-) 4 yen (4 yen)	30 yen (-) - (-)

(Note)

Item “(7) Major Shareholders and Shareholding Ratios (as of September 30, 2024)” is quoted from the Semi-Annual Securities Report for the 24th Fiscal Period submitted by the Target Company on November 14, 2024.

(2)	Schedule, Etc.

(A)	Schedule

Date of Resolution at the Board of Directors Meeting	February 14, 2025 (Friday)

Date of Public Notice of Commencement of the Tender Offer

February 17, 2025 (Monday)

An electronic public notice will be made, and a notice to that effect will be published in the Nihon Keizai Shimbun.

(URL of the electronic public notice: https://disclosure2.edinet-fsa.go.jp/)

Filing Date of the Tender Offer Registration Statement	February 17, 2025 (Monday)

(B)	Period of the Tender Offer as of the Filing Date

From February 17, 2025 (Monday) through April 3, 2025 (Thursday) (32 business days)

(C)	Possibility of Extension by Request of the Target Company

There are no applicable matters.

(3)	Price of the Tender Offer

Common stock: 1,000 yen per share of common stock

(4)	Basis of Valuation, etc. regarding the Price of the Tender Offer

(A)	Basis of Valuation

When determining the Tender Offer Price, in order to ensure the fairness of the Tender Offer Price, the Tender Offeror requested its financial advisor, Mitsubishi UFJ Morgan Stanley Securities, to calculate the share value of the Target Company as an external third-party appraiser. Mitsubishi UFJ Morgan Stanley Securities is a related party of the Tender Offeror, Mitsubishi UFJ Factors, and MUFG Bank. Mitsubishi UFJ Morgan Stanley Securities is a corporation with the same parent company as the Tender Offeror, Mitsubishi UFJ Factors, and MUFG Bank, and Mitsubishi UFJ Factors has a position as a shareholder of the Target Company; and MUFG Bank engages in financial transactions with the Tender Offeror as part of its normal banking transactions. According to Mitsubishi UFJ Morgan Stanley Securities, in accordance with the applicable provisions of Article 36, Paragraph 2 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter the same) and Article 70-4 of the Cabinet Office Order on Financial Instruments Business (Cabinet Office Order No. 52 of August 6, 2007, as amended; hereinafter the same), Mitsubishi UFJ Morgan Stanley Securities, as a Tender Offeror’s financial advisor, has, as a measure to prevent adverse effects, established and implemented an appropriate management system to handle conflicts of interest, such as having information barriers to strictly manage information regarding the Tender Offeror, Target Company, Mitsubishi UFJ Factors, and MUFG Bank, both between and within each of the Tender Offeror, Mitsubishi UFJ Factors, and MUFG Bank, and therefore, Mitsubishi UFJ Morgan Stanley Securities was not affected by any determinations of the Tender Offeror, Mitsubishi UFJ Factors, and MUFG Bank and calculated the share price of the Target Company from an independent position. Given that appropriate measures to prevent adverse effects have been taken by Mitsubishi UFJ Morgan Stanley Securities, the Tender Offeror, Mitsubishi UFJ Factors, and MUFG Bank and that Mitsubishi UFJ Morgan Stanley Securities has had experience as a third-party appraiser for similar transactions in the past, the Tender Offeror believes that the independence of Mitsubishi UFJ Morgan Stanley Securities as a third-party appraiser has been ensured and did not find any particular issue in requesting Mitsubishi UFJ Morgan Stanley Securities to calculate the share price of the Target Company Shares. Therefore, the Tender Offeror appointed Mitsubishi UFJ Morgan Stanley Securities as its financial advisor and third-party appraiser independent from the Tender Offeror, the Target Company, Tendering Shareholders, Mitsubishi UFJ Factors, and MUFG Bank. The fees payable to Mitsubishi UFJ Morgan Stanley Securities for the Transaction include a performance fee, which is payable subject to completion of the Transaction, including the Tender Offer. However, the Tender Offeror determined that, taking into account general practices in similar transactions, the inclusion of the performance fee does not negate Mitsubishi UFJ Morgan Stanley Securities’ independence, and appointed Mitsubishi UFJ Morgan Stanley Securities as its financial advisor and third-party appraiser under the fee system described above.

The calculation methods for the Tender Offer resulted in Mitsubishi UFJ Morgan Stanley Securities calculating the share value of the Target Company Shares using the following calculation methods, based on the belief that it would be appropriate to conduct a multifaceted valuation of the share value of the Target Company Shares: (i) an analysis of the market price, given that the Target Company is listed on the Standard Market of the TSE and therefore, the market price of the Target Company Shares was available; (ii) a comparable companies comparison analysis, given that there are multiple listed companies that are engaged in businesses relatively similar to those of the Target Company and therefore, it was possible to make an analogical inference of the share value of the Target Company Shares based on a comparable companies comparison; and (iii) a DCF analysis, in order to account for the conditions of the Target Company’s future business operations in the calculation. The Tender Offeror subsequently obtained the purchaser share valuation report from Mitsubishi UFJ Morgan Stanley Securities on February 13, 2025. Believing that the fairness of the Tender Offer is ensured by the measures set forth in “(4) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest” in “I. Purpose of the Tender Offer, Etc.” above, the Tender Offeror has not obtained from Mitsubishi UFJ Morgan Stanley Securities a fairness opinion regarding the Tender Offer Price.

The results of the value per share of the Target Company Shares based on Mitsubishi UFJ Morgan Stanley Securities’ calculations using the aforementioned methods are as follows:

Market price analysis: From 702 yen to 763 yen

Comparable companies analysis: From 503 yen to 782 yen

DCF analysis: From 890 yen to 1,155 yen

The range of values per share of the Target Company Shares obtained from the market price analysis was 702 yen to 763 yen, which was calculated, with February 13, 2025 as the record date (the “Record Date”), based on 763 yen, the closing price of the Target Company Shares on the Standard Market of the TSE as of the Record Date; 738 yen, the simple average closing price of the Target Company Shares for the most recent one- month period ending on the Record Date; 702 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on the Record Date; and 706 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on the Record Date.

The range of values per share of the Target Company Shares obtained from the comparable companies analysis was 503 yen to 782 yen, which was derived by calculating the share value of the Target Company Shares by comparing the market share prices and financial indicators such as the profitability of listed companies that engage in businesses that are relatively similar to those of the Target Company.

The range of values per share of the Target Company Shares obtained from the DCF analysis was 890 yen to 1,155 yen, which was derived by calculating the Target Company’s share value by discounting the free cash flow the Target Company is expected to generate in the future to present value at a certain discount rate based on the Target Company’s estimated future earnings for the fiscal year ending March 2025 and onwards and financial forecasts concerning the investment plans prepared by the Tender Offeror, which take into account the Target Company’s business plan it prepared for the fiscal year ending March 2025 to the fiscal year ending March 2027, the results of the due diligence conducted on the Target Company, the Target Company’s performance trends up to the present, and other factors such as publicly released information. The financial forecasts used by Mitsubishi UFJ Morgan Stanley Securities in the DCF analysis do not include any fiscal years in which a significant increase or decrease in profits and a significant increase or decrease in free cash flow are expected. Further, regarding synergy effects expected from the Transaction, a specific estimate is difficult as of now, and therefore such effects are not taken into account in the aforementioned financial forecasts.

The Tender Offeror ultimately decided by the resolution of its extraordinary board of directors meeting held on February 14, 2025 to set the Tender Offer Price at 1,000 yen by comprehensively considering factors such as the results of the calculations in the purchaser share valuation report that the Tender Offeror obtained from Mitsubishi UFJ Morgan Stanley, as well as the results of the due diligence on the Target Company conducted by the Tender Offeror, whether the Tender Offer would be approved by the board of directors of the Target Company, trends in the market price of the Target Company Shares, the prospects of shares being tendered in the Tender Offer, and the results of discussions and negotiations with the Target Company, Tendering Shareholders, and Mitsubishi UFJ Factors.

The Tender Offer Price of 1,000 yen represents a premium of 31.06% (rounded to the second decimal place; the same applies hereinafter with respect to the calculations for premium rates on shares) on 763 yen, the closing price for the Target Company Shares on the Standard Market of the TSE on February 13, 2025 (the business day immediately preceding the announcement date of the Tender Offer); a premium of 35.50% on 738 yen, the simple average closing price of the Target Company Shares for the most recent one-month period ending on such date; a premium of 42.45 % on 702 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on such date; and a premium of 41.64 % on 706 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on such date.

(B)	Background of Valuation

As stated in “ (A) Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer, and Management Policy After the Tender Offer” in “I. Purpose of the Tender Offer, Etc.”, on September 6, 2024, the Tender Offeror etc. received a communication from the Target Company that stated that the Target Company had decided it would conduct the Process for the purpose of selection of a strategic partner to realize the Target Company’s future further growth and that the Target Company intended to invite the Tender Offeror etc. to participate in the Process, and the Tender Offeror etc. was requested to provide a proposal for a transaction on the assumption of a capital alliance through the acquisition of shares capped at a simple majority of the total number of issued shares of the Target Company, as the Target Company had determined that it was desirable, from the perspective of enhancing the corporate value of the Target Company, for the Target Company to maintain its listing for the time being and maintain a managerial structure as an independent listed company. Believing that the Transaction was in line with the MUFG Group’s strategy set forth in its medium-term management plan that started in fiscal year 2024 and other policies, that it would lead to an expanded domestic retail base and improved LTV and that the Target Company could achieve further business growth through the generation of synergy effects with the MUFG Group, the Tender Offeror etc. decided in early September 2024 to participate in the Process. While receiving advice as appropriate from Mitsubishi UFJ Morgan Stanley Securities and Nishimura & Asahi, the Tender Offeror etc. considered submission of a first stage letter of intent based on the Target Company’s medium-term management plan for the three years from the fiscal year ending March 2025 to the fiscal year ending March 2027; and on October 4, 2024, the Tender Offeror etc. submitted the First Stage Letter of Intent regarding implementation of the Transaction, having a desired structure where the Target Company is made a consolidated subsidiary through a tender offer with an upper purchase limit for the shares issued by the Target Company and a tender offer price per Target Company share at around the 1,000 yen level. On October 10, 2024, the Tender Offeror etc. received questions concerning synergies in general, the transaction structure, economic conditions, assumed conditions of the Transaction, and other matters from the Special Committee in response to the First Stage Letters of Intent. In consideration of those questions, on October 15, 2024, the Tender Offeror provided detailed explanations regarding the content of the First Stage Letter of Intent as well as the envisioned synergies. Later, the Tender Offeror etc. received notice from the Target Company that for the reasons that from the perspective of enhancing the corporate value of the Target Company, the proposal of the Tender Offeror etc. was superior in terms of the specificity and feasibility of the measures, presented a specific Tender Offer Price at around 1,000 yen and so was superior in terms of the premium level, and, by being flexible about the minimum number of shares for purchase, had a structure with a strong possibility of success, on October 23, 2024, the Tender Offeror received notice from the Target Company that it had successfully passed the first bidding process and had been granted preferential negotiation rights, and the Tender Offeror commenced due diligence.

Specifically, from late October to late December 2024, the Tender Offeror etc. confirmed the Target Company’s business outline and business environment in the due diligence of the Target Company concerning business, finance, tax, IT, legal, and other matters and a meeting with the Target Company’s management on November 25, 2024. In addition, starting from early November, in parallel with the due diligence, the Tender Offeror etc. consulted with the Target Company regarding the terms of the Tender Offer and the Capital and Business Alliance. Specifically, on November 6, 2024, the Tender Offeror etc. held interviews with the Target Company regarding the specifics of the business collaboration and the advantages from collaboration and confirmed the understanding on both sides, and then moved ahead with consultations with the Target Company based on the Capital and Business Alliance Agreement regarding the purpose of the Transaction, the specifics of the business alliance, the advantages from collaboration, the Target Company’s managerial policy and managerial structure after the Transaction, the minimum and maximum number of shares for purchase, the purchase period, and other terms of the Tender Offer and Capital and Business Alliance. As a result of the due diligence and such consultations, the Tender Offeror etc. re-confirmed that deepening, and enjoying the benefits of, collaboration with the Target Company, would contribute to the further growth and development of both the Tender Offeror and the Target Company and to the enhancement of their corporate value; consequently, on January 10, 2025, the Tender Offeror etc. provided written notice to the Target Company of its intention to conduct the Tender Offer, stating, regarding the Tender Offer Price and other terms of the Tender Offer, that (i) the Tender Offeror would implement a tender offer with an upper purchase limit with the objective of making the Target Company a consolidated subsidiary, targeting shares issued by the Target Company; (ii) the Tender Offer Price would be set at 1,000 yen (representing a premium of 38.70% on 721 yen, the closing price of the Target Company Shares on the Standard Market of the TSE on January 9, 2025, the business day immediately preceding the submission date; a premium of 46.63% on 682 yen, the simple average closing price of the Target Company Shares for the most recent one-month period; a premium of 45.56% on 687 yen, the simple average closing price of the Target Company Shares for the most recent three-month period; and a premium of 42.65% on 701 yen, the simple average closing price of the Target Company Shares for the most recent six-month period); (iii) the maximum number of shares to be purchased in the Tender Offer was 13,026,385 shares (ownership ratio: 49.55%) and the minimum number of shares to be purchased was 11,661,185 shares (ownership ratio: 44.36%); and (iv) the announcement date would be Friday, February 14, 2025, the offer period would be from Monday, February 17 until Thursday, April 3, 2025, and the date of commencement of settlement would be Thursday, April 10, 2025.

Furthermore, on January 14, 2025, the Tender Offeror proposed to the Tendering Shareholders (i) a Tender Offer Price of 1,000 yen (representing a premium of 36.99% on 730 yen, the closing price of the Target Company Shares on the Standard Market of the TSE on January 10, 2025, the business day immediately preceding the submission date; a premium of 45.99% on 685 yen, the simple average closing price of the Target Company Shares for the most recent one-month period; a premium of 45.35% on 688 yen, the simple average closing price of the Target Company Shares for the most recent three-month period; and a premium of 42.65% on 701 yen, the simple average closing price of the Target Company Shares for the most recent six- month period); and (ii) a maximum number of shares to be purchased in the Tender Offer of 13,026,385 shares (ownership ratio: 49.55%) and a minimum number of shares to be purchased of 11,661,185 shares (ownership ratio: 44.36%). In response, on January 31, 2025, the Tender Offeror received a response from the Tendering Shareholders to the effect that they agreed to such terms, and on February 14, 2025, the Tender Agreements were executed.

Later, on January 31, 2025, the Tender Offeror notified the Target Company that agreement had been reached with the Tendering Shareholders regarding the Tender Offer Price. In response to this, on February 3, 2025, the Tender Offeror etc. was informed by the Special Committee that while the Tender Offer Price of 1,000 yen agreed to with the Tendering Shareholders did indicate a certain amount of consideration for the interests of the Target Company’s minority shareholders, tendering by minority shareholders was necessary for the Tender Offer to succeed; and from the perspective that it would be desirable to provide a more attractive opportunity for the Target Company’s minority shareholders to sell their shares, the Special Committee requested that the Tender Offeror etc. raise the Tender Offer Price to 1,050 yen. In response to this, on February 6, 2025, the Tender Offeror etc. replied that the Tender Offer Price of 1,000 yen proposed on January 31, 2025, was based on the intrinsic value of the Target Company taking into account the results of due diligence, was determined by comprehensively considering the future effects of the capital and business alliance, and was the maximum price that the Tender Offeror etc. could offer, and they could not go above 1,000 yen. On February 10, 2025, the Tender Offeror received a response from the Special Committee indicating that because there was found to be a certain consideration for the interests of the minority shareholders of the Target Company, they accepted the Tender Offer Price.

(C)	Relationship with the Appraiser

Mitsubishi UFJ Morgan Stanley Securities is a related party of the Tender Offeror, Mitsubishi UFJ Factors, and MUFG Bank. Mitsubishi UFJ Morgan Stanley Securities is a corporation with the same parent company as the Tender Offeror, Mitsubishi UFJ Factors, and MUFG Bank, and Mitsubishi UFJ Factors has a position as a shareholder of the Target Company, and MUFG Bank engages in financial transactions with the Tender Offeror as part of its normal banking transactions. According to Mitsubishi UFJ Morgan Stanley Securities, in accordance with the applicable provisions of Article 36, Paragraph 2 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter the same) and Article 70-4 of the Cabinet Office Order on Financial Instruments Business (Cabinet Office Order No. 52 of August 6, 2007, as amended; hereinafter the same), Mitsubishi UFJ Morgan Stanley Securities, as a Tender Offeror’s financial advisor, has, as a measure to prevent adverse effects, established and implemented an appropriate management system to handle conflicts of interest, such as having information barriers to strictly manage information regarding the Tender Offeror, Target Company, Mitsubishi UFJ Factors, and MUFG Bank, both between and within each of the Tender Offeror, Mitsubishi UFJ Factors, and MUFG Bank, and therefore, Mitsubishi UFJ Morgan Stanley Securities was not affected by any determinations of the Tender Offeror, Mitsubishi UFJ Factors, and MUFG Bank and calculated the share price of the Target Company from an independent position. Given that appropriate measures to prevent adverse effects have been taken by Mitsubishi UFJ Morgan Stanley Securities, the Tender Offeror, Mitsubishi UFJ Factors, and MUFG Bank and that Mitsubishi UFJ Morgan Stanley Securities has had experience as a third-party appraiser for similar transactions in the past, the Tender Offeror believes that the independence of Mitsubishi UFJ Morgan Stanley Securities as a third-party appraiser has been ensured and did not find any particular issue in requesting Mitsubishi UFJ Morgan Stanley Securities to calculate the share price of the Target Company Shares. Therefore, the Tender Offeror appointed Mitsubishi UFJ Morgan Stanley Securities as its financial advisor and third-party appraiser independent from the Tender Offeror, the Target Company, Tendering Shareholders, Mitsubishi UFJ Factors, and MUFG Bank.

(5)	Number of Share Certificates, etc. to be Purchased

Type of share certificates, etc.	Number of share certificates, etc. to be purchased	Minimum number of share certificates, etc. to be purchased	Maximum number of share certificates, etc. to be purchased
Common stock	13,026,385 (shares)	11,661,185 (shares)	13,026,385 (shares)
Total	13,026,385 (shares)	11,661,185 (shares)	13,026,385 (shares)

(Note 1)

If the total number of Tendered Share Certificates, Etc. is less than the minimum number of share certificates, etc. to be purchased (11,661,185 shares), the Tender Offeror will not purchase any of the Tendered Share Certificates, Etc. If the total number of Tendered Share Certificates, Etc. exceeds the maximum number of share certificates, etc. to be purchased (13,026,385 shares), the Tender Offeror will not purchase all or any portion of the excess share certificates, etc. and will accept delivery of share certificates, etc. and other settlement in relation to the purchase, etc. in accordance with the pro rata method prescribed in Article 27-13, Paragraph 5 of the Act and Article 32 of the Cabinet Office Order on Disclosure Required for Tender Offer.

(Note 2)

Shares less than one unit are also subject to the Tender Offer. If the right to demand the purchase of shares less than one unit is exercised by a shareholder in accordance with the Companies Act, the Target Company may purchase its own shares during the Tender Offer Period in accordance with the procedures prescribed in laws and regulations.

(Note 3) The Tender Offeror does not intend to acquire treasury shares held by the Target Company through the Tender

Offer.

(6)	Changes in Ownership Ratio of Share Certificates, etc. through the Tender Offer

Number of voting rights represented by the share certificates, etc. held by the Tender Offeror before the Tender Offer	-	(Ownership ratio of share certificates, etc. before the Tender Offer: 0.00%)

Number of voting rights represented by the share certificates, etc. held by special related parties before the Tender Offer	3,846	(Ownership ratio of share certificates, etc. before the Tender Offer: 1.48%)

Number of voting rights represented by the share certificates, etc. held by the Tender Offeror after the Tender Offer	130,263	(Ownership ratio of share certificates, etc. after the Tender Offer: 50.26%)

Number of voting rights represented by the share certificates, etc. held by special related parties after the Tender Offer	3,846	(Ownership ratio of share certificates, etc. after the Tender Offer: 1.48%)

Total number of voting rights of all shareholders, etc. of the Target Company	230,634

(Note 1)

“Number of voting rights represented by the share certificates, etc. held by the Tender Offeror after the Tender Offer” is the number of voting rights equal to the sum of the number of voting rights represented by the number of share certificates, etc. to be purchased in the Tender Offer plus the “Number of voting rights represented by the share certificates, etc. held by the Tender Offeror before the Tender Offer.”

(Note 2)

In the “Number of voting rights represented by the share certificates, etc. held by special related parties before the Tender Offer” and “Number of voting rights represented by the share certificates, etc. held by special related parties after the Tender Offer,” the number of voting rights attached to the shares held by Mitsubishi UFJ Factors is indicated.

(Note 3)

“Total number of voting rights of all shareholders, etc. of the Target Company” is the number of voting rights of all shareholders of the Target Company as of September 30, 2024, stated in the Semi-Annual Securities Report for the 24th Fiscal Period submitted by the Target Company on November 14, 2024. However, because shares less than one unit are also subject to the Tender Offer, when calculating the “Ownership ratio of share certificates, etc. before the Tender Offer” and “Ownership ratio of share certificates, etc. after the Tender Offer”, the number of voting rights (259,185) represented by the number of shares (25,918,599 shares) of the total number of issued shares of the Target Company as of December 31, 2024 (26,997,800 shares), less the number of treasury shares held by the Target Company as of December 31, 2024 (1,079,201 shares), is used as the denominator.

(Note 4)	“Ownership ratio of share certificates, etc. before the Tender Offer” and “Ownership ratio of share certificates, etc. after the Tender Offer” have been rounded to the second decimal place.

(7)	Purchase Price (tentative)13,026,385,000 yen

(Note)	The purchase price is the amount obtained by multiplying the number of share certificates, etc. to be purchased in the Tender Offer (13,026,385 shares) by the Tender Offer Price per share (1,000 yen).

(8)	Method of Settlement

(A)	Name and Address of Head Office of the Securities Company, Bank, etc. in Charge of the Settlement of the Tender Offer

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

1-9-2, Otemachi, Chiyoda-ku, Tokyo

Mitsubishi UFJ e-Smart Securities Co., Ltd. (sub-agent)

3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo

(B)	Commencement Date of Settlement

April 10, 2025 (Thursday)

(C)	Method of Settlement

A notice regarding the purchase under the tender offer will be mailed to the address or location of the shareholders who are tendering (the “Tendering Shareholders”) (or the address of the standing proxy in the case of foreign shareholders) without delay after expiration of the Tender Offer Period. Delivery of such notice by the sub-agent will be made electromagnetically by displaying the notice on the website after logging in.

The purchase will be settled in cash. The tender offer agent or the sub-agent will remit the sales proceeds pertaining to the share certificates, etc. that have been purchased to a location specified by each Tendering Shareholder (in the case of a foreign shareholder, by its standing proxy) or pay such sales proceeds into the account of the Tendering Shareholder with the tender offer agent or the sub-agent through which the shares were tendered without delay after the commencement date of the settlement in accordance with the instructions of each Tendering Shareholder (in the case of a foreign shareholder, by its standing proxy).

(D)	Method of Return of Share Certificates, etc.

In the event that none of the Tendered Share Certificates, Etc. will be purchased under the terms set forth in “(A) Conditions Set Forth in the Items of Article 27-13, Paragraph 4 of the Act and the Details Thereof” or “(B) Conditions of Withdrawal, etc. of the Tender Offer, Details Thereof and Method of Disclosure of Withdrawal, etc.” in “(9) Other Conditions and Methods of the Tender Offer” below, the share certificates, etc. that are to be returned will be returned promptly after the business day that is two days after the last day of the Tender Offer Period (or the day of withdrawal, etc. if the Tender Offeror withdraws the Tender Offer) by restoring the record to the status immediately preceding the tendering of those shares.

(9)	Other Conditions and Methods of the Tender Offer

(A)	Conditions Set Forth in the Items of Article 27-13, Paragraph 4 of the Act and the Details Thereof

If the total number of Tendered Share Certificates, Etc. is less than the minimum number of share certificates, etc. to be purchased (11,661,185 shares), the Tender Offeror will not purchase any of the Tendered Share Certificates, Etc. If the total number of Tendered Share Certificates, Etc. exceeds the maximum number of share certificates, etc. to be purchased (13,026,385 shares), the Tender Offeror will not purchase all or any portion of the excess share certificates, etc. and will accept delivery of share certificates, etc. and other settlement in relation to the purchase etc. in accordance with the pro rata method prescribed in Article 27-13, Paragraph 5 of the Act and Article 32 of the Cabinet Office Order on Disclosure Required for Tender Offer (if the number of Tendered Share Certificates, Etc. contains a portion of shares less than one unit (100 shares), the number of shares to be purchased, as calculated on a pro rata basis, will be limited to the number of Tendered Share Certificates, Etc.).

If the total number of shares to be purchased from the Tendering Shareholders, when calculated by rounding off the number of shares less than one unit resulting from the pro rata calculation method, is less than the maximum number of share certificates, etc. to be purchased, until the total number of shares to be purchased is equal to or greater than the maximum number of share certificates, etc. to be purchased, the Tender Offeror will purchase one more unit of the Tendered Share Certificates, Etc. (in the case where purchasing one unit would cause an excess in the number of the Tendered Share Certificates, Etc., up to the number of Tendered Share Certificates, Etc.) from each Tendering Shareholder, in the order starting from the Tendering Shareholder with the largest number of shares rounded down as a result of the calculation above. However, if purchase with this method from multiple Tendering Shareholders with the same number of shares rounded down results in a number exceeding the maximum number of share certificates, etc. to be purchased, to the extent that the resulting number is no less than the maximum number of share certificates, etc. to be purchased, shareholders, etc. whose shares will be purchased will be decided by lot among such Tendering Shareholders.

If the total number of shares to be purchased from the Tendering Shareholders, when calculated by rounding off the number of shares less than one unit resulting from the pro rata calculation method, exceeds the maximum number of share certificates, etc. to be purchased, starting from Tendering Shareholders, with the largest number of shares rounded up as a result of the calculation above, the number of shares to be purchased will be reduced by one unit per Tendering Shareholder (in the case where shares less than one unit are contained in the number of share certificates, etc. to be purchased calculated using the pro rata calculation method, the number of such shares less than one unit) until any further reduction would result in a number not less than the maximum number of share certificates, etc. to be purchased. However, if a reduction in the number of shares to be purchased in this manner from multiple Tendering Shareholders with the same number of shares rounded up results in a number less than the maximum number of share certificates, etc. to be purchased, to the extent that the resulting number is no less than the maximum number of share certificates, etc. to be purchased, then shareholders, etc. who will have a reduction in the number of shares to be purchased will be decided by lot among such Tendering Shareholders.

(B)	Conditions of Withdrawal, etc. of the Tender Offer, Details Thereof and Method of Disclosure of Withdrawal, etc.

If any event listed in Article 14, Paragraph 1, Items (1)1 through (1)10 and (1)13 through (1)19, Items (3)1 through (3)8 and (3)10, and Item (4), or Article 14, Paragraph 2, Items (3) through (6) of the Enforcement Order occurs, the Tender Offeror may withdraw the Tender Offer. The “events which are equivalent to those listed in Items (3)1 through (3)9” set out in Article 14, Paragraph 1, Item (3)10 of the Enforcement Order refers to the case where any of the statutory disclosure documents submitted by the Target Company in the past is found to contain a false statement of a material fact, or omit a statement of a material fact that should have been stated.

In addition, if the Tender Offeror or MUFG fails to obtain authorization under Article 52-23, Paragraph 3 of the Banking Act (Act No. 59 of 1981; as amended) (the “Authorization”) from the Commissioner of the Financial Services Agency by the day immediately before the day of expiration of the Tender Offer Period (including any extensions), if the Commissioner of the Financial Services Agency grants the Authorization but they contain conditions (meaning the conditions prescribed in Article 54, Paragraph 1 of the Banking Act) to which the Tender Offeror cannot agree, or if the Authorization is rescinded or withdrawn by the day immediately before the last day of the Tender Offer Period, the Tender Offeror may withdraw, etc. the Tender Offer on the grounds that it had not obtained the “permission, etc.” as prescribed in Article 14, Paragraph 1, Item 4 of the Enforcement Order. If the Tender Offeror intends to withdraw the Tender Offer, the Tender Offeror will give an electronic public notice and publish a notice to that effect in the Nihon Keizai Shinbun. However, if it is deemed difficult to give the public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method set out in Article 20 of the Cabinet Office Order on Disclosure Required for Tender Offer and give a public notice immediately after the announcement.

(C)	Conditions to Reduce Price of the Tender Offer, Details Thereof and Method of Disclosure of Reduction

Under Article 27-6, Paragraph 1, Item (1) of the Act, if the Target Company conducts any act set out in Article 13, Paragraph 1 of the Enforcement Order during the Tender Offer Period, the Tender Offeror may reduce the price of the Tender Offer in accordance with the standards set out in Article 19, Paragraph 1 of the Cabinet Office Order on Disclosure Required for Tender Offer.

If the Tender Offeror intends to reduce the price of the Tender Offer, the Tender Offeror will give an electronic public notice and publish a notice to that effect in the Nihon Keizai Shinbun. However, if it is deemed difficult to give the public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method set out in Article 20 of the Cabinet Office Order on Disclosure Required for Tender Offer and give public notice immediately after the announcement.

If the price of the Tender Offer is reduced, the Tender Offeror will also purchase the Tendered Share Certificates, Etc. tendered on or before the date of the public notice at the reduced price.

(D)	Matters concerning Right of Tendering Shareholders, Etc. to Terminate the Agreement

Tendering Shareholders may, at any time during the Tender Offer Period, terminate the agreement for the Tender Offer. If an agreement is to be terminated with the tender offer agent, the terminating Tendering Shareholder will be requested to deliver or mail their “Tender Offer Application Receipt” and a document stating their intention to terminate the agreement for the Tender Offer (a “Termination Notice”) to the head office or domestic branch office of the tender offer agent that accepted the Tendering of share certificates, etc. by 4:00 p.m. on the last day of the Tender Offer Period. The termination of the agreement will take effect when the Termination Notice is delivered to or reaches the person specified below. However, if a Termination Notice is sent by mail, it will become effective on condition that it reaches the person specified below by 4:00 p.m. on the last day of the Tender Offer Period. For terminating an agreement that was tendered through Mitsubishi UFJ e-Smart Securities Co., Ltd. (the sub-agent), please follow the methods described on the “Tender Offer Bid (TOB)” page (https://kabu.com/item/tob/) on the sub-agent’s website (https://kabu.com/) and log in to complete the termination procedures by 4:00 p.m. on the last day of the Tender Offer Period.

Party authorized to receive the Termination Notice:

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

1-9-2, Otemachi, Chiyoda-ku, Tokyo

(or any other domestic branch of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.)

The Tender Offeror will not make any claim for payment of damages or penalties due to a Tendering Shareholder’s termination of its agreement. Further, the cost of returning Tendered Share Certificates, Etc. to the Tendering Shareholder will be borne by the Tender Offeror. If a Tendering Shareholder requests termination of its agreement for the Tender Offer, the Tendered Share Certificates, Etc. will be returned promptly after completion of the procedures for such request for termination in accordance with the method set out in “(D) Method of Return of Share Certificates, etc.” in “(8) Method of Settlement” above.

(E)	Method of Disclosure if the Conditions, etc. of the Tender Offer are Changed

The Tender Offeror may change the conditions, etc. of the Tender Offer unless such change is prohibited under Article 27-6, Paragraph 1 of the Act or Article 13 of the Enforcement Order.

If the Tender Offeror intends to change any conditions, etc. of the Tender Offer, the Tender Offeror will give an electronic public notice and publish a notice to that effect in the Nihon Keizai Shinbun. However, if it is deemed difficult to give the notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement in the manner set out in Article 20 of the Cabinet Office Order on Disclosure Required for Tender Offer and give a public notice immediately after the announcement.

If the conditions, etc. of the Tender Offer are changed, the Tender Offeror will also purchase the Tendered Share Certificates, Etc. tendered on or before the date of the public notice in accordance with the changed conditions, etc. of the Tender Offer.

(F)	Method of Disclosure if an Amendment Statement is Filed

If the Tender Offeror submits an amendment statement to the Director-General of the Kanto Local Finance Bureau (unless otherwise provided for in the proviso to Article 27-8, Paragraph 11 of the Act), the Tender Offeror will immediately make a public announcement of the content of that amendment statement that is relevant to the content of the public notice of the commencement of the Tender Offer in the manner set out in Article 20 of the Cabinet Office Order on Disclosure Required for Tender Offer. The Tender Offeror will also immediately amend the explanatory statement of the Tender Offer and deliver the amended explanatory statement to the Tendering Shareholders who have already received the previous explanatory statement. However, if the amendments are limited in scope, the Tender Offeror may instead prepare and deliver to the Tendering Shareholders a document stating the reason for the amendments, the matters amended, and the details thereof.

(G) Method of Disclosure of Results of the Tender Offer

The results of the Tender Offer will be made public on the day following the last day of the Tender Offer Period in the manner set out in Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Office Order on Disclosure Required for Tender Offer.

(10)	Date of Public Notice of Commencement of the Tender Offer

February 17, 2025 (Monday)

(11)	Tender Offer Agent

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

1-9-2, Otemachi, Chiyoda-ku, Tokyo

The tender offer agent has appointed the following sub-agent for the purpose of delegating part of its administrative work.

Mitsubishi UFJ e-Smart Securities Co., Ltd.(sub-agent)

3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo

III.	Policies after the Tender Offer and Future Prospects

(1)	Policies after the Tender Offer

For policies after the Tender Offer, please refer to “(2) Background, Purpose, and Decision-making Process Leading to the Implementation of the Tender Offer, and Management Policy After the Tender Offer”, “(5) Plans for Additional Acquisition of Share Certificates After Completion of the Tender Offer” and “(6) Prospects and Reasons for Delisting” in “I. Purpose of the Tender Offer, etc.” above.

(2)	Future Prospects

The effects of the Tender Offer on the Tender Offeror are currently under investigation. The Tender Offeror will promptly announce any matters that should be disclosed in the future.

IV.	Other Matters

(1)	Agreements between the Tender Offeror and the Target Company or its Officers, and the Contents Thereof

(A)	Approval of the Tender Offer

According to the Target Company’s Press Release, the Target Company resolved at its board of directors meeting held today, to express its opinion in favor of the Tender Offer, and to leave to the discretion of the Target Company’s shareholders the matter of whether to tender their shares in the Tender Offer.

For details of the resolution at the Target Company’s board of directors meeting, please refer to the Target Company’s Press Release and “(F) Unanimous Approval of All Disinterested Directors of the Target Company and Opinion of No Objection by All Disinterested Auditors” in “(4) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest” in “I. Purpose of the Tender Offer, etc.” above.

(B)	Capital and Business Alliance Agreement

The Tender Offeror entered into the Capital and Business Alliance Agreement dated today with the Target Company. For an outline of the Capital and Business Alliance Agreement, please refer to “(A) Capital and Business Alliance Agreement” in “(3) Matters concerning Material Agreements pertaining to the Tender Offer” in “I. Purpose of the Tender Offer, etc.” above.

(2)	Other Information Deemed Necessary for Investors to Decide Whether to Tender Shares in Response to the Tender Offer

(A)	Release of the Target Company’s “Summary of Financial Results”

On February 14, 2025, the Target Company released the Target Company’s “Summary of Financial Results” at the TSE. The following is an outline of the Target Company’s Summary of Financial Results based on that release. According to the Target Company, the content of that release has not been subject to an interim review by an audit firm as provided for in Article 193-2, Paragraph 1 of the Act. Furthermore, please note that the following outline is an excerpt of the content released by the Target Company and the Tender Offeror did not independently verify its accuracy or the truthfulness of such contents. For details, please refer to such release.

(a)	State of earnings

Fiscal period	Third Quarter of the fiscal year ending March 2025 (YTD)

Sales	19,182 million yen

Cost of sales	6,448 million yen

SG&A expenses	10,727 million yen

Non-operating profit	13 million yen

Non-operating expenses	27 million yen

Net income (net loss)	1,371 million yen

(b)	Per-share information

Fiscal period	Third Quarter of the fiscal year ending March 2025 (YTD)

Quarterly net profit per share	57.99 yen

Dividends per share	—

Net assets per one share	—

End

U.S. Regulation

The common shares of the Target Company, a company incorporated in Japan, are subject to the Tender Offer. The Tender Offer will be conducted in accordance with the procedures and information disclosure standards prescribed under the laws of Japan, which are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities Exchange Act of 1934 (as amended; the same applies hereinafter) and the rules prescribed thereunder do not apply to the Tender Offer, and the Tender Offer does not conform to those procedures and standards. Financial information contained in this press release and in the reference materials pertaining hereto has been prepared in accordance with Japanese accounting standards, which may be materially different from generally accepted accounting standards in the U.S. or other countries. In addition, as the Tender Offeror is a legal entity established outside the United States and all or some of its officers are non-U.S. residents, it may become difficult to exercise rights or requests which could be claimed under U.S. securities laws. Furthermore, it may not be possible to commence legal proceedings against a legal entity established outside the United States and its officers in a non-U.S. court for violations of U.S. securities laws. Furthermore, U.S. courts may not necessarily have jurisdiction over legal entities and their respective subsidiaries and affiliates outside the U.S.

Unless otherwise specified, all procedures relating to the Tender Offer are to be conducted entirely in Japanese. If all or any part of a document relating to the Tender Offer is prepared in the English language and there is any inconsistency between the English language documentation and the Japanese language documentation, the Japanese language documentation will prevail.

Before the commencement of the Tender Offer or during the purchase period of the Tender Offer, the Tender Offeror, the financial advisor of each of the Tender Offeror and the Target Company, and the tender offer agent (including their respective affiliates) may purchase Target Company Shares, or engage in related activities, on their own account or the account of their client to the extent permitted by Japanese laws and regulations related to financial instruments transactions and other applicable laws and regulations in the ordinary course of their business and in accordance with the requirements of Rule 14e-5(b) of the U.S. Securities Exchange Act of 1934. In this case, the Target Company Shares may be traded at the market price through market transactions or at a price determined by negotiations outside of the market. If information regarding such purchase is disclosed in Japan, that information will also be disclosed in English on the English website of the person conducting the purchase in question or the affiliates thereof.

Forward Looking Statements

This press release and the reference materials pertaining hereto include “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934. Actual results might be substantially different from the content explicitly or implicitly indicated in these forward-looking statements due to known or unknown risks, uncertainties, or any other factors. Neither the Tender Offeror, the Target Company, nor their affiliates makes any warranty that the results explicitly or implicitly indicated in these “forward-looking statements” will be achieved. The “forward looking statements” contained in this press release and the reference materials pertaining hereto have been prepared based on the information held by the Tender Offeror and the Target Company at the time this press release was published, and, unless otherwise required under applicable laws and regulations, neither the Tender Offeror, the Target Company, nor their affiliates assume any obligation to amend or revise those statements to reflect any future events or circumstances.

Regulation on Solicitation

This press release has not been prepared for the purpose of soliciting the sale of shares. If shareholders wish to make an offer to sell their shares, they should first carefully read the tender offer explanatory statement for the Tender Offer and make their own independent decision. This press release does not constitute, nor form part of, any offer to sell, solicitation of a sale of, or any solicitation of an offer to buy, any securities. In addition, neither this press release (nor any part of it) nor the fact of its distribution shall form the basis of any agreement regarding the Tender Offer, nor shall it be relied on in connection with executing any such agreement.

Other Countries

Some countries or regions may impose restrictions on the announcement, issuance, or distribution of this press release. In such cases, please take note of such restrictions and comply with them. The announcement, issuance, or distribution of this press release shall not constitute a solicitation of an offer to sell or an offer to purchase share certificates, etc. related to the Tender Offer and shall be deemed to be a distribution of materials for informative purposes only.